STOCK PURCHASE AGREEMENT

by and among

Burns, Philp & Company Limited,

Burns Philp Overseas Holdings Limited,

Burns Philp Food Holdings Pty Limited,

GF Finance Pty Limited,

Goodman Fielder Consumer Foods Pty Limited,

Burns Philp Food Overseas Holdings Limited,

Burns Philp International Investments Pty Limited,

Quality Bakers Australia Pty Limited,

Mauri Fermentation Argentina Pty Limited,

Burns Philp Inc.,

Burns Philp Netherlands European Holdings B.V.,

Burns Philp (New Zealand) Limited

and

Associated British Foods plc

Dated as of July 22, 2004

i

EXHIBITS

Exhibit A	Form of Meadow Lea Lease
Exhibit B	Form of TCM Agreement
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Serrol Agreement
Exhibit E	Form of Dalesund Waiver
Exhibit F	Form of ABF Waiver
Exhibit G	Purchase Price Allocation Schedule
Exhibit H	Form of Statement of Closing Cash/Debt
Exhibit I	Form of Statement of Working Capital
Exhibit J	Form of Statement of Tax Liabilities
Exhibit K	Form of FIRPTA Certificate
Exhibit L	Form of Seller Certificate

GLOSSARY OF DEFINED TERMS

Term	Section
$1.1
338 Election	10.1(a)
ABF Investments	2.2(b)(vii)
ABF Waiver	2.2(b)(vii)
ACCC	1.1
ACCC Approval	1.1
Acquired IP	2.2(g)
affiliate	1.1
Aggregate Threshold	9.2(b)
Agreement	Preamble
Allocation Schedule	10.1(b)
Ancillary Agreements	2.2(b)(iv)
Applicable Law	1.1
ASIC	1.1
ASX	3.4(b)
Australia and New Zealand Approvals	1.1
Australian Companies	1.1
Australian Employees	5.5(b)(i)
Australian Employers	5.5(b)
Australian IP	2.2(h)(i)
BP Plan	5.5(b)
Burns Philp Argentina	Recitals
Burns Philp Argentina Stock	1.1
Burns Philp Camellia	Recitals
Burns Philp Camellia Stock	1.1
Burns Philp Deed of Cross Guarantee	1.1
Burns Philp Food	Recitals
Burns Philp Food Holdings	Preamble
Burns Philp Food Overseas	Preamble
Burns Philp Food Overseas Stock	1.1
Burns Philp Food Stock	1.1
Burns Philp Inc.	Preamble
Burns Philp International Investments	Preamble
Burns Philp Netherlands Holdings	Preamble
Burns Philp Netherlands Holdings Stock	1.1
Burns Philp New Zealand	Preamble
Burns Philp Overseas	Preamble
Burns Philp Pakistan	5.10(c)
Burns Philp Technology	Recitals
Burns Philp Technology & Development	Recitals
Burns Philp Technology & Development Stock	1.1
Burns Philp Technology Stock	1.1
Burns Philp (UK)	Recitals
Burns Philp (UK) Stock	1.1

Term	Section
Business	Recitals
Business Day	1.1
Business Employees	5.5(a)
Business Material Adverse Effect	1.1
Buyer	Preamble
Buyer Disclosure Schedule	Article IV
Buyer Indemnified Parties	9.2(a)
Buyer Indemnified Taxes	1.1
Buyer Indemnifying Party	9.3(a)
Buyer Material Adverse Effect	1.1
Buyer’s Australian Solicitors	1.1
Buyer’s Fund	5.5(b)
Cap	9.2(b)
Cash	1.1
Closing	2.3
Closing Acquired Entities	2.2(g)
Closing Cash	2.4(a)
Closing Date	2.3
Closing Date Balance Sheet	2.4(a)
Closing Date Purchase Price	2.2(a)
Closing Debt	2.4(a)
Closing Escrow Amount	2.2(b)(vi)
Code	1.1
Companies	Recitals
Company	Recitals
Company Allocation	2.2(f)
Company Employee Agreement	1.1
Company Employee Plan	1.1
Company ERISA Affiliate	1.1
Company Property	3.7(a)
Competing Proposal	1.1
Competitive Activities	5.7(a)(i)
Confidential Information	1.1
Confidentiality Agreement	5.2(b)
Contract	1.1
Contributions	5.5(b)(i)
Council Regulation (EEC) No. 4069/89	1.1
Court	2.4(c)
Dalesund	2.2(b)(vii)
Dalesund Waiver	2.2(b)(vii)
Delayed Closing	2.2(c)
Delayed Closing Conditions	1.1
Delayed Closing Date	2.2(c)
EBITDA	2.2(d)(i)
Employment Benefits	1.1
Encumbrance	1.1

v

Term	Section
Entities Required to Close	6.4(a)
Environment	1.1
Environmental Law	1.1
ERISA	1.1
Escrow Account	1.1
Escrow Agreement	2.2(b)(iv)
Extraordinary Event Taxes	1.1
FIRB	5.4(c)
FIRB Approval	1.1
Formerly Owned Properties	1.1
Formerly Owned Properties Claim	9.4(c)
GAAP	1.1
GF Deed of Cross Guarantee	1.1
GF Finance	Preamble
GF Investments (Asia)	Recitals
GF Investments (Asia) Stock	1.1
GF Fund	5.5(b)
China East Asia Pacific Employees	5.5(d)
Goodman Fielder Consumer Foods	Preamble
Goodman Fielder (Shanghai)	Recitals
Goodman Fielder (Shanghai) Stock	1.1
Governmental Agency	1.1
Harvest Foods	5.10(c)
Hazardous Substance	1.1
HSR Act	1.1
Hussain Foods	5.10(c)
Income Tax	1.1
Indebtedness	1.1
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Individual Threshold	9.2(b)
Information Technology	1.1
Initial Seller	1.1
Initial Stock	1.1
Intellectual Property	1.1
Intercompany Assets	1.1
Intercompany Liabilities	1.1
Judgment	3.2(b)
Key Employees	3.6(c)
knowledge	1.1
Leased Real Property	3.7(a)
Leave Benefits	1.1
Licenses	1.1
Losses	9.2(a)
Manufacturing Facilities	1.1
Material Contracts	3.8(a)

Term	Section
Mauri Fermentation Argentina	Preamble
Mauri Fermentos	Recitals
Mauri Fermentos Stock	1.1
Mauri Yeast	Recitals
Mauri Yeast Stock	1.1
Meadow Lea Lease	2.2(b)(iv)
MORs	5.9
Names	5.6(a)
New Zealand Balance Sheet	3.4(d)
New Zealand Benefit Guarantees	1.1
New Zealand Food	Recitals
New Zealand Food Stock	1.1
New Zealand Plan	1.1
New Zealand Plan Trustee	1.1
Non-U.S. Company Employee Plan	1.1
Objection Statement	2.4(b)
Other Filings	5.4(c)
Owned Real Property	3.7(a)
Pakistan JV Agreement	5.10(c)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Indemnifying Party	9.2(a)
Parent’s Australian Solicitors	1.1
Participant	1.1
PBGC	3.12(d)(ii)
Pension Plan	3.12(d)
Percentage Spread	2.2(d)(i)
Permitted Encumbrances	1.1
Person	1.1
Proceeding	3.10(a)
Product	1.1
Pro Forma Balance Sheet	3.4(a)
Pro Forma Balance Sheet Date	3.5
Providing Party	5.3(b)
Purchase Price	2.2(a)
Quality Bakers	Preamble
R&D Employees	5.5(d)
Records	5.3(a)
Release	1.1
Relevant Body	2.4(d)
Representative	1.1
Retained Entities/Assets	2.2(c)
Retained IP	2.2(g)
Requesting Party	5.3(b)
Resolution	5.4(d)
Reviewing Accountants	2.4(c)

Term	Section
Seller	Preamble
Sellers	Preamble
Seller Indemnified Parties	9.3(a)
Seller Material Adverse Effect	1.1
Senior Executives	1.1
Serrol Agreement	2.2(b)(iv)
Serrol Ingredients	Recitals
Serrol Ingredients Stock	1.1
Serrol Closing	5.5(d)
Serrol Employees	5.5(d)
Specified Employees	5.5(g)
Specified Plans	5.5(g)
Statement of Closing Cash/Debt	2.4(a)
Statement of Tax Liabilities	2.4(a)
Statement of Working Capital	2.4(a)
Stock	1.1
Stock Purchase	2.1
Subsidiary	1.1
Target Working Capital	1.1
Tax(es)	1.1
Tax Liabilities	1.1
Tax Return	1.1
TCM Agreement	2.2(b)(iv)
Third Party	1.1
Third Party Indebtedness	1.1
Transfer	5.5(b)(iii)
Transfer Date	5.5(b)(iii)
Transferred Properties	5.8(a)
Transferred Properties Sale	5.8(a)
U.S. Company Employee Plan	1.1
Welfare Plan	3.12(h)
Working Capital	1.1

STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement is made this 22nd day of July, 2004 (this “Agreement”), by and among Burns, Philp & Company Limited (“Parent”), Burns Philp Overseas Holdings Limited (“Burns Philp Overseas”), Burns Philp Food Holdings Pty Limited (“Burns Philp Food Holdings”), GF Finance Pty Limited (“GF Finance”), Goodman Fielder Consumer Foods Pty Limited (“Goodman Fielder Consumer Foods”), Burns Philp Food Overseas Holdings Limited (“Burns Philp Food Overseas”), Burns Philp International Investments Pty Limited (“Burns Philp International Investments”) and Quality Bakers Australia Pty Limited (“Quality Bakers”), Mauri Fermentation Argentina Pty Limited (“Mauri Fermentation Argentina”), each a company organized under the laws of Australia, Burns Philp Inc., a Delaware corporation (“Burns Philp Inc.”), Burns Philp Netherlands European Holdings B.V., a company organized under the laws of the Netherlands (“Burns Philp Netherlands Holdings”), and Burns Philp (New Zealand) Limited, a company organized under the laws of New Zealand (“Burns Philp New Zealand”) (each of the foregoing, a “Seller” and, collectively, the “Sellers”), and Associated British Foods plc, a company organized under the laws of England (“Buyer”).

RECITALS

     WHEREAS, Burns Philp Food Overseas, Burns Philp Technology Pty Limited (“Burns Philp Technology”), Burns Philp Technology & Development Pty Limited (“Burns Philp Technology & Development”), Burns Philp Camellia Pty Limited (“Burns Philp Camellia”), Mauri Yeast Australia Pty Limited (“Mauri Yeast”) and Serrol Ingredients Pty Limited (“Serrol Ingredients”), each a company organized under the laws of Australia, GF Investments (Asia) Pte Limited, a company organized under the laws of Singapore (“GF Investments (Asia)”), Goodman Fielder (Shanghai) Co Limited, a company organized under the laws of China (“Goodman Fielder (Shanghai)”), Burns Philp Netherlands Holdings, Burns Philp (UK) plc, a company organized under the laws of England (“Burns Philp (UK)”), Burns Philp Food Inc., a California corporation (“Burns Philp Food”), Sudamericana de Levaduras SA de Inversiones, a company organized under the laws of Argentina (“Burns Philp Argentina”), Mauri Fermentos, SA, a company organized under the laws of Portugal (“Mauri Fermentos”), and New Zealand Food Industries Limited, a country organized under the laws of New Zealand (“New Zealand Food”) (each of the foregoing a “Company” and, collectively, the “Companies”) and their respective Subsidiaries, produce fresh and dry yeast for supply to bakeries in the commercial baking industry in a number of countries around the world, package fresh and dry yeast for consumer use in home baking, produce yeast extracts, sell commercial fats and oils in various jurisdictions and manufacture and distribute a complimentary range of certain baking ingredients in a number of countries around the world (the “Business”);

     WHEREAS, Parent owns all of the issued and outstanding Burns Philp Technology Stock; Burns Philp Overseas owns all of the issued and outstanding Burns Philp Food Overseas Stock; Burns Philp Food Holdings owns all of the issued and outstanding Burns Philp Technology & Development Stock, Burns Philp Camellia Stock and Mauri Yeast Stock; GF Finance owns all of the issued and outstanding GF Investments (Asia) Stock; Goodman Fielder Consumer Foods owns ninety percent (90%)

of the registered share capital of Goodman Fielder (Shanghai) Stock; Burns Philp Food Overseas owns 79,998 ordinary shares of the issued and outstanding Burns Philp (UK) Stock and all of the issued and outstanding Burns Philp Netherlands Holdings Stock; Burns Philp International Investments owns two ordinary shares of the issued and outstanding Burns Philp (UK) Stock; Quality Bakers own all of the issued and outstanding Serrol Ingredients Stock; Mauri Fermentation Argentina owns 214,037 ordinary nominative shares of the issued and outstanding Burns Philp Argentina Stock; Burns Philp International Investments owns one ordinary nominative share of the issued and outstanding Burns Philp Argentina Stock; Burns Philp Inc. owns all of the issued and outstanding Burns Philp Food Stock; Burns Philp Netherlands Holdings owns 551,558 shares of the issued and outstanding Mauri Fermentos Stock; and Burns Philp New Zealand owns all of the issued and outstanding New Zealand Food Stock; and

     WHEREAS, each Seller desires to sell, convey, transfer and deliver all of the Stock owned by each such Seller to Buyer and Buyer desires to purchase and acquire all of such Stock from each such Seller, pursuant to the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, in order to consummate said transactions and in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

     Section 1.1 Definitions. As used in this Agreement, unless otherwise defined herein, the following terms shall have the following meanings:

     “$” means United States dollars.

     “ACCC” means the Australian Competition and Consumer Commission.

     “ACCC Approval” means that the ACCC has issued a notice in writing to Buyer stating, or stating to the effect that, the ACCC does not propose to intervene to seek to prevent the acquisition of the relevant Companies by Buyer pursuant to section 50 of the Australian Trade Practices Act 1979.

     “affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person; provided, however, that no shareholder of Parent or Buyer or any Person that, directly or indirectly, controls such shareholder, shall be deemed to be an affiliate of any party hereto.

     “Applicable Law” means any statute, law (including common law), ordinance, rule, regulation, code or requirement of any Governmental Agency, applicable to a Person or matter.

     “ASIC” means the Australian Securities and Investments Commission.

     “Australia and New Zealand Approvals” means ACCC Approval for the sale of the Australian Companies and FIRB Approval for the sale of the Australian Companies and the approval of New Zealand Commerce Commission.

     “Australian Companies” means Burns Philp Technology, Burns Philp Technology & Development, Burns Philp Camellia, Mauri Yeast Australia and Serrol Ingredients.

     “Burns Philp Argentina Stock” means all of the issued and outstanding ordinary shares of Burns Philp Argentina.

     “Burns Philp Camellia Stock” means all of the issued and outstanding ordinary shares of Burns Philp Camellia.

     “Burns Philp Deed of Cross Guarantee” means the deed of cross guarantee to which inter alia Burns Philp Technology, Burns Philp Technology & Development, Burns Philp Camellia, Mauri Yeast, Burns Philp International Investments and Burns Philp Overseas Holdings are parties for the purposes of ASIC class order 98/1418 and ASIC class orders 91/996, 92/770, 93/1370, 94/1862 and 95/1530.

     “Burns Philp Food Overseas Stock” means all of the issued and outstanding ordinary shares of Burns Philp Food Overseas.

     “Burns Philp Food Stock” means all of the issued and outstanding common stock of Burns Philp Food.

     “Burns Philp Netherlands Holdings Stock” means all of the issued and outstanding Class B shares of Burns Philp Netherlands Holdings.

     “Burns Philp Technology & Development Stock” means all of the issued and outstanding ordinary shares of Burns Philp Technology & Development.

     “Burns Philp Technology Stock” means all of the issued and outstanding ordinary shares of Burns Philp Technology.

     “Burns Philp (UK) Stock” means all of the issued and outstanding ordinary shares of Burns Philp (UK).

     “Business Day” means any day, other than Saturday or Sunday, on which commercial banks are not required or authorized to be closed in New York City.

     “Business Material Adverse Effect” means any change, effect, event occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the business or condition (financial or otherwise), results of operations or assets of the Companies and their Subsidiaries, taken as a whole, or (ii) the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby. For purposes of this Agreement, “Business Material

Adverse Effect” shall exclude any effects to the extent resulting from: (i) changes in the United States or foreign economies in general; (ii) changes in industries relating to the Business in general, so long as the changes in such industries do not disproportionately impact the Business; (iii) any change in GAAP or Applicable Laws relating to accounting; (iv) the execution, announcement or pendency of this Agreement; (v) compliance with the terms of this Agreement, other than with respect to Section 5.1 hereof; and (vi) any fluctuations in exchange rates.

     “Buyer Indemnified Taxes” means all U.S. federal, state and local Income Taxes due in respect of the sale of Burns Philp Food Stock hereunder, including Income Taxes arising from any 338 Election, not in excess of $4.625 million, provided that such limit shall be adjusted to reflect any adjustments to the Closing Date Purchase Price under Section 9.6 hereof that are allocated to Burns Philp Food as reflected on the Company Allocation, as revised pursuant to Section 2.2(f) hereof.

     “Buyer Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the ability of Buyer to enter into and perform its obligations under this Agreement or (ii) the ability of Buyer to consummate the transactions contemplated hereby.

     “Buyer’s Australian Solicitors” means Allens Arthur Robinson of Chifley Tower, 2 Chifley Square, Sydney, NSW 2000, Australia.

     “Cash” means, with respect to the Companies and their Subsidiaries, the sum of (i) all cash and cash equivalents of the Companies and their Subsidiaries (excluding any such amounts of Subsidiaries that are not wholly owned Subsidiaries) and (ii) in respect of each such Subsidiary of the Company that is not wholly owned and each joint venture set forth on Section 3.3(d) of the Parent Disclosure Schedule, the product of (A) all cash and cash equivalents of such Subsidiary or joint venture and (B) the percentage of the outstanding ordinary shares of such Subsidiary or joint venture held by the Companies and their Subsidiaries as of the date of determination, in the case of clause (i) and (ii) calculated using the 4:00 p.m. (New York Time) U.S. Spot Exchange Rate for the relevant currencies for the day immediately prior to the Closing Date as provided on the applicable Bloomberg currency page.

     “Code” means the Internal Revenue Code of 1986, as amended and in effect on the date of this Agreement.

     “Company Employee Agreement” means any offer letter, employment, deferred compensation, severance, change-in-control, termination, loan, indemnification, retention, consulting or similar Contract or obligation between any of the Companies or their Subsidiaries and any Key Employee that is not a Company Employee Plan applicable to persons other than Key Employees.

     “Company Employee Plan” means any deferred compensation plan, severance plan, retirement plan or program, long service, lump sum, leaving service, termination, indemnity or similar plan, program or arrangement, incentive compensation plan, equity compensation plan, welfare plan, pension plan or any other employee benefit plan, arrangement, fund or program, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Companies or their Subsidiaries for the benefit of any Participant or any other person deriving benefits through any Participant.

     “Company ERISA Affiliate” means any trade or business, whether or not incorporated, that together with any of the Companies would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

     “Competing Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving any Company or any Subsidiary of a Company, (ii) any proposal for the issuance by any Company or any Subsidiary of a Company of a material amount of their equity securities as consideration for the assets or securities of another person or (iii) any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in any voting securities of, or a substantial portion of the assets of, a Company or a Subsidiary of a Company, in each case other than the Stock Purchase and the transactions permitted by Section 5.8 hereof.

     “Confidential Information” shall mean trade secret and proprietary confidential information of the Companies and their Subsidiaries, including such information that constitutes know-how, formulas, formulations and processes.

     “Contract” means all contracts, leases, subleases, licenses, indentures, commitments and all other legally binding agreements, together with all modifications and amendments thereto.

     “Council Regulation (EEC) No. 4069/89” means Council Regulation (EEC) No. 4069/89, as supplemented and amended, including by Council Regulations (EEC) Nos. 4064/89, 1310/97 and 139/2004.

     “Delayed Closing Conditions” means, with respect to each Retained Entity/Asset, (i) all of the authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Agency required to be obtained or filed or have lapsed, as the case may be, in order to sell and transfer such Retained Entity/Asset (it being understood and agreed that the Australia and New Zealand Approvals shall be deemed to be “approvals of a Governmental Agency required to be obtained in order to sell and transfer a Retained Entity/Asset” for purposes of this definition) shall have been obtained or filed or have lapsed, as the case may be, and (ii) there shall not be a pending Proceeding by any Governmental Agency (A) seeking to prohibit or limit the ownership or operation by Buyer or any of its Subsidiaries of any material portion of the business or assets of such Retained Entity/Asset, or to compel Buyer, the Companies or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of any such Retained Entity/Asset, in each case as a result of the consummation of the transactions contemplated hereby, (B) seeking to impose limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of, any equity interests of any Retained

Entity/Asset, including the right to vote such equity interests on all matters properly presented to the holders of such equity interests or (C) seeking to prohibit Buyer or any of its Subsidiaries from controlling in any material respect the business or operations of such Retained Entity/Asset.

     “Employment Benefits” means all wages, salary, remuneration, compensation, redundancy and related payments and benefits payable to the relevant employees in respect of their employment or the termination of their employment by Parent or any of its Subsidiaries other than the Leave Benefits.

     “Encumbrance” means all mortgages, liens, claims, charges, security interests, options, leases, subleases, pledges, easements, covenants, rights of way, restrictions, third party rights or other encumbrances of any nature whatsoever.

     “Environment” means all or any of the air, water and land (including without limitation air within buildings and other material or manmade structures above or below ground) and any living organisms.

     “Environmental Law” means any and all Applicable Laws relating to the Environment, natural resources or to the management, Release of, or exposure to, Hazardous Substances.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “Escrow Account” means the escrow account created pursuant to the Escrow Agreement.

     “Extraordinary Event Taxes” means any Taxes attributable to any transaction entered into by any of the Companies or any of their Subsidiaries that is not in the ordinary course of business and occurs on the Closing Date after the Closing.

     “FIRB Approval” means a notice in writing shall have been issued by, or on behalf of, the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government does not object to the parties hereto entering into this Agreement and consummating the transactions contemplated hereby or the Treasurer of the Commonwealth of Australia shall have become precluded from making an order in respect of the transactions contemplated hereby under the Foreign Acquisitions and Takeovers Act of 1975.

     “Formerly Owned Properties” means any real property (other than the Owned Real Property and the Leased Real Property) which has been owned by the Companies or their Subsidiaries at any time and the real property previously owned by an affiliate of Parent in the municipality of Cotia in the State of Sao Paolo, Brazil.

     “GAAP” means United States generally accepted accounting principles.

     “GF Deed of Cross Guarantee” means the Deed of Cross Guarantee, dated June 28, 1994, entered into between Goodman Fielder Limited, Votraint No. 709 Pty Limited and certain Goodman Fielder subsidiaries, the parties to which have been varied by Assumption Deeds dated June 29, 1995, November 18, 1998 and June 16, 1999, by Notices of Disposal dated September 3, 1999, March 30, 2000, September 22, 2000 and December 5, 2000, by an Assumption Deed dated June 13, 2001 and by a Notice of Disposal dated October 4, 2002.

     “GF Investments (Asia) Stock” means all of the issued and outstanding ordinary shares of GF Investments (Asia).

     “Goodman Fielder (Shanghai) Stock” means ninety percent (90%) of the registered share capital of Goodman Fielder (Shanghai).

     “Governmental Agency” means any federal, state, provincial, local or municipal, foreign or other government or subdivision, branch, department, commission or agency thereof or any governmental or quasi-governmental authority or instrumentality, domestic or foreign, of any nature, including any court or other tribunal.

     “Hazardous Substance” means all explosive or regulated radioactive materials or substances, hazardous or toxic materials or wastes, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos-containing materials and all materials or chemicals regulated pursuant to any Environmental Law.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     “Income Tax” means any Tax calculated on, or with respect to, income or profits, including any income (including alternative minimum), profits, franchise, gains, capital gains, or similar Tax.

     “Indebtedness” means all debt for borrowed money and similar monetary obligations.

     “Information Technology” means computer and communication software, hardware, networks and systems, and all “off-the-shelf” software (e.g., Microsoft Word products).

     “Initial Seller” means each of Burns Philp Food Overseas, Burns Philp International Investments, Mauri Fermentation Argentina, and Burns Philp Netherlands Holdings.

     “Initial Stock” means, collectively, the Burns Philp (UK) Stock, Burns Philp Netherlands Holdings Stock, Burns Philp Argentina Stock and Mauri Fermentos Stock.

     “Intellectual Property” means the following U.S. and non-U.S. intellectual property rights, including both statutory and common law rights: (a) all trademarks,

including trademark logos and slogans, service marks, trade names, trade dress and domain names and registrations and applications for registrations for the foregoing, and the goodwill of the business associated therewith, (b) patents, pending patent applications and patents subsequently issuing from patent applications and design rights, (c) copyrights and registrations, renewals, and applications for registrations thereof, and (d) trade secrets and proprietary confidential information in any form, including microorganisms and related know-how.

     “Intercompany Assets” means the aggregate amount due to the Companies or their Subsidiaries from all affiliates of the Companies or their Subsidiaries.

     “Intercompany Liabilities” means the aggregate amount due from the Companies or their Subsidiaries to all affiliates of the Companies or their Subsidiaries.

     “knowledge” shall mean the actual knowledge of any Person and, in the case of Parent, “knowledge” means the actual knowledge of Tom Degnan, Allen Hugli, Greg Cole, Helen Golding and the Senior Executives.

     “Leave Benefits” means annual leave, long service leave, and, if payable, accumulated sick leave and leave loading.

     “Licenses” mean certificates, licenses, permits, authorizations, registrations, approvals or consents issued, granted, given or otherwise made available by or under the authority of any Governmental Agency.

     “Manufacturing Facilities” means the facilities of the Companies and their Subsidiaries set forth in Section 1.1 of the Parent Disclosure Schedule.

     “Mauri Fermentos Stock” means 551,588 shares of the issued and outstanding ordinary shares of Mauri Fermentos.

     “Mauri Yeast Stock” means all of the issued and outstanding ordinary shares of Mauri Yeast.

     “New Zealand Benefit Guarantees” means the letters dated October 27, 2000 from Parent to Mr. Logan Moodley and Mr. Jeremy Paterson.

     “New Zealand Food Stock” means all of the issued and outstanding shares of New Zealand Food.

     “New Zealand Plan” means the Burns Philp New Zealand Limited Superannuation Plan as established by an Employer Application dated June 23, 2000.

     “New Zealand Plan Trustee” means AMP Superannuation (NZ) Limited.

     “Non-U.S. Company Employee Plan” means a material Company Employee Plan in which Participants based in jurisdictions other than the United States participate, other than plans or benefits required by Applicable Law or plans maintained by a Governmental Agency.

     “Parent’s Australian Solicitors” means Freehills of MLC Centre, Martin Place, Sydney, NSW 2000, Australia.

     “Participant” means any current director, officer or employee of any of the Companies or their Subsidiaries.

     “Permitted Encumbrances” means (i) any Encumbrance that secures Indebtedness that is reflected as a liability on the Pro Forma Balance Sheet or the New Zealand Balance Sheet or any Encumbrance the existence of which is referred to in the notes to the Pro Forma Balance Sheet or the New Zealand Balance Sheet, (ii) liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided on the Pro Forma Balance Sheet or the New Zealand Balance Sheet, (iii) liens incurred in connection with workers’ compensation, unemployment insurance and other types of social security benefits and mechanics’, carriers’, workmen’s, repairmen’s or other like liens, in each case arising or incurred in the ordinary course of business for obligations that are not yet due and payable or which are being contested in good faith by appropriate proceedings, (iv) liens arising under original purchase price conditional sales contracts for personal property and equipment leases with third parties entered into in the ordinary course of business and (v) such imperfections or irregularities of title, easements (including reciprocal easement agreements and utility agreements), zoning requirements, consents, agreements, reservations, encroachments, variances and other similar restrictions, charges or Encumbrances (whether or not recorded) that do not secure Indebtedness or grant rights of first offer or refusal to purchase or similar pre-emptive rights, that individually or in the aggregate do not, and would not be reasonably expected to, materially interfere with the continued use and operation of any assets affected thereby or otherwise materially impair any assets affected thereby or the operations of the Companies and their Subsidiaries, taken as a whole, in each case, as currently conducted.

     “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Agency.

     “Product” means any product manufactured, distributed, marketed or sold by the Companies or their Subsidiaries in the ordinary course of the Business on or prior to the Closing Date.

     “Release” means any spilling, leaking, dumping, pumping, pouring, purging, discharging, emitting, leaching, injecting in, through or into the Environment.

     “Representative” means any officer, director, principal, attorney, accountant, advisor, agent, trustee, employee or other representative of a Person.

     “Seller Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the ability of any Seller to enter into and perform its obligations under this Agreement or (ii) the ability of any Seller to consummate the transactions contemplated hereby.

     “Senior Executives” means, collectively, Tom Lesinski, Frank Schoonyoung, John Lynch, John McKenna, Fernando Wall, Lucio Andres, Richard Meagher, Abe Khouri Dagher, Paulo Stoffel, Andre Sobanski, Srinivas Garapati, David John and Geoff Black.

     “Serrol Ingredients Stock” means all of the issued and outstanding ordinary shares of Serrol Ingredients.

     “Stock” means, collectively, the Burns Philp Technology Stock, Burns Philp Food Overseas Stock, Burns Philp Technology & Development Stock, Burns Philp Camellia Stock, Mauri Yeast Australia Stock, GF Investments (Asia) Stock, Goodman Fielder (Shanghai) Stock, Burns Philp (UK) Stock, Burns Philp Netherlands Holdings Stock, Serrol Ingredients Stock, Burns Philp Food Stock, Burns Philp Argentina Stock, Mauri Fermentos Stock and New Zealand Food Stock.

     “Subsidiary” means, when used with respect to any Person, any other Person, of which such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or any organization of which such first Person is a general partner, other than the Transferred Properties, to the extent such Transferred Properties are legal entities.

     “Target Working Capital” means $66.5 million.

     “Tax” and “Taxes” means any income, gains, gross receipts, license, employment, excise, stamp, business, customs, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, sales, use, transfer, registration, value added, net worth, capital gains, documentary, payroll, environmental, alternative minimum, recapture or other tax, including any interest, penalties, fines and additions to tax imposed with respect thereto by any Governmental Agency.

     “Tax Liabilities” means the amount of any liabilities of the Companies and their Subsidiaries for Income Taxes, based on an actual or hypothetical closing of the books for each Company and Subsidiary as of the Closing Date, taking into account any prepaid Income Taxes, estimated Income Tax payments and any other offsets against Income Taxes, determined as of the Closing Date, and excluding (i) any Extraordinary Event Taxes, (ii) any Buyer Indemnified Taxes and (iii) any deferred Income Tax liabilities, in each case calculated using the 4:00 p.m. (New York Time) U.S. Spot Exchange Rate for the relevant currencies for the day immediately prior to the Closing Date as provided on the applicable Bloomberg currency page.

     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Agency, including any amendments thereto, whether or not a payment is required to be made with respect to such filing.

     “Third Party” means any Person that is not a Company or a Subsidiary of a Company; provided, that such Company or Subsidiary is not a Retained Entity/Asset.

     “Third Party Indebtedness” means, with respect to the Companies and their Subsidiaries, the sum of (i) Indebtedness owed by the Companies and their Subsidiaries (excluding any such amounts of Subsidiaries that are not wholly owned Subsidiaries) to any Person that is a Third Party immediately after the Closing and (ii) in respect of each such Subsidiary of the Company that is not wholly owned and each joint venture set forth on Section 3.3(d) of the Parent Disclosure Schedule the product of (A) all Indebtedness owed by such Subsidiary or joint venture to any Person that is a Third Party immediately after the Closing and (B) the percentage of the outstanding ordinary shares of such Subsidiary or joint venture held by the Companies and their Subsidiaries as of the date of determination, in the case of clause (i) and (ii) calculated using the 4:00 p.m. (New York Time) U.S. Spot Exchange Rate for the relevant currencies for the day immediately prior to the Closing Date as provided on the applicable Bloomberg currency page.

     “U.S. Company Employee Plan” means (i) each Company Employee Plan that is a pension or retirement benefit or similar plan, other than any such plan that provides for an individual account for each participant in such plan and for benefits based solely upon the amounts contributed to such accounts and any investment gains or losses attributable to such amounts, and (ii) each other material Company Employee Plan, in each case, in which Participants based in the United States participate.

     “Working Capital” means, in respect of the Companies and their Subsidiaries, the sum of: inventories, including prepaid molasses, net of provisions for obsolescence; trade debtors, net of provisions for doubtful debts; intercompany trade debtors; and other current assets, excluding deferred borrowing costs or other debt related items; less each of: trade creditors; intercompany trade creditors; other current creditors, except that no amount shall be included in respect of interest payable/accrued, but including Taxes other than Income Taxes; current employee entitlements provisions and current other provisions, except that there will be no reduction of current other provisions below $1.5 million other than where a cash payment has been made or a reduction in working capital in satisfaction of such current other provisions has occurred, and that any prepayments relating to insurance will be recorded at zero value.

ARTICLE II

PURCHASE OF STOCK; PURCHASE PRICE

     Section 2.1 Purchase of Stock. On the terms and subject to Sections 2.2(c), 2.2(d), 2.2(e) and 5.11 and the conditions set forth in this Agreement, at the Closing, each Initial Seller shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from each such Initial Seller, all of such Initial Seller’s right, title and interest in and to such Initial Seller’s Initial Stock and, immediately thereafter, each other Seller (other than the Initial Sellers) shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from each such Seller, all of such Seller’s right, title and interest in and to the Stock (other than the Initial Stock) (collectively, the “Stock Purchase”).

     Section 2.2 Purchase Price and Payment.

     (a) The total consideration to be paid by Buyer in respect of the conveyance to Buyer of the Stock shall be $1,175,000,000 in cash (the “Closing Date Purchase Price”), as adjusted pursuant to Sections 2.2(e) and 2.4 hereof (such amount, as adjusted, the “Purchase Price”).

     (b) At the Closing:

     (i) Sellers shall deliver to Buyer certificates registered in Buyer’s (or its designated permitted assigns) name (to the extent consistent with Applicable Law) representing all of the Stock, duly endorsed in blank or accompanied by duly executed stock powers in blank in proper form for transfer or share transfer forms executed by the relevant Seller and free and clear of any Encumbrances (other than restrictions on transfer under applicable securities laws);

     (ii) Sellers shall deliver to Buyer such appropriately executed assignments, releases, terminations and other documentation evidencing the release or termination of (1) all Encumbrances on the Stock (other than restrictions on transfer under applicable securities laws) and (2) all Encumbrances relating to Indebtedness of Third Parties on the assets of each Company and each Subsidiary of a Company that are required to be terminated pursuant to Section 5.14 hereof (other than Permitted Encumbrances);

     (iii) Buyer shall deliver to Parent on behalf of Sellers the Closing Date Purchase Price, less the Closing Escrow Amount, in accordance with Section 2.2(c) hereof, in U.S. dollars (except that with respect to the Companies or their Subsidiaries set forth in Section 2.2(b)(iii) of the Parent Disclosure Schedule, Buyer shall deliver to Parent that portion of the Closing Date Purchase Price with respect to Companies or their Subsidiaries that are not Retained Entities/Assets in the amounts and the currencies set forth opposite such Companies or Subsidiaries, as the case may be, in such Section 2.2(b)(iii) of the Parent Disclosure Schedule rather than the amount of U.S. dollars set forth opposite such Companies or Subsidiaries in such Section), in each case in immediately available funds by wire transfer to an account or accounts specified in writing by Parent no later than two (2) Business Days prior to the Closing Date;

     (iv) Buyer and Parent shall each deliver to the other (1) the duly executed lease substantially in the form attached hereto as Exhibit A (the “Meadow Lea Lease”), (2) the duly executed TCM and IT Transition Services Agreement substantially in the form attached hereto as Exhibit B (the “TCM Agreement”), (3) to the extent that there are Retained Entities/Assets in accordance with Section 2.2(c) hereof, the duly executed Escrow Agreement substantially in the Form attached hereto as Exhibit C (the “Escrow Agreement”) and (4) the duly executed Serrol Ingredients Supply Agreement substantially in the form attached hereto as Exhibit D

(the “Serrol Agreement” and, together with the Meadow Lea Lease, the TCM Agreement and the Escrow Agreement, the “Ancillary Agreements”);

     (v) Parent shall deliver, or cause to be delivered, and Buyer shall deliver, or cause to be delivered, such other instruments, documents and certificates as may be reasonably necessary to effectuate the transactions contemplated hereby;

     (vi) if there are Retained Entities/Assets in accordance with Section 2.2(c) hereof, Buyer shall deposit into the Escrow Account the aggregate amount of cash and in the currency set forth opposite the name of each Retained Entity/Asset set forth in Section 2.2(b)(iii) of the Parent Disclosure Schedule (the “Closing Escrow Amount”); and

     (vii) a letter, (i) from and duly executed by an authorized officer of Dalesund Limited (“Dalesund”) in the form of Exhibit E (the “Dalesund Waiver”), and (ii) from and duly executed by an authorized officer of ABF Investments Limited (“ABF Investments”) in the form of Exhibit F (the “ABF Waiver”).

     (c) Subject to Section 5.4(b) hereof, if (i) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Agency required to be obtained or filed or have lapsed, as the case may be, in order to sell and transfer the capital stock or assets of any Company, Subsidiary of a Company or joint venture of a Company or Subsidiary of a Company (it being understood and agreed that the Australia and New Zealand Approvals shall be deemed to be “approvals of a Governmental Agency required to be obtained in order to sell and transfer the capital stock or assets” for purposes of this sentence) shall not have been obtained or filed or have lapsed, as the case may be, with respect to such Company, Subsidiary or joint venture as of the Closing Date; or (ii) there is a pending Proceeding by any Governmental Agency (A) seeking to prohibit or limit the ownership or operation by Buyer or any of its Subsidiaries of any material portion of the business or assets of such Company, Subsidiary or joint venture or to compel Buyer, the Companies or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of any such Company, Subsidiary or joint venture, in each case as a result of the consummation of the transactions contemplated hereby, (B) seeking to impose limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of, any of the equity interests of such Company, Subsidiary or joint venture, including the right to vote such equity interests on all matters properly presented to the holders of such equity interests or (C) seeking to prohibit Buyer or any of its Subsidiaries from controlling in any material respect the business or operations of such Company, Subsidiary or joint venture, then as of the Closing Date, such capital stock or such assets of such Company, Subsidiary or joint venture, as the case may be, shall not be sold, conveyed, transferred or delivered to Buyer at Closing, but rather shall be sold, conveyed, transferred and delivered, directly, or through the transfer of a non-operating holding company of such Company, Subsidiary or joint venture, to a Subsidiary of Parent in accordance with Section 5.11(a) hereof (the “Retained Entities/Assets”). Pending receipt of the required approvals from the appropriate Governmental Agencies for the transfer of the Retained Entities/Assets, Parent will cause such Retained Entities/Assets to be operated in compliance with Sections 5.1 and 5.11(b) and (c) hereof. Three (3) Business Days following the satisfaction of the Delayed Closing Conditions with respect to a Retained Entity/Asset (each such date, a “Delayed Closing Date”), Parent shall cause the appropriate Seller, Company or Subsidiary of a Company, in accordance with Section 5.11(a) hereof and Applicable Law, to convey, transfer and deliver to Buyer (or its assignee, as designated pursuant to Section 12.2 hereof) all of the right, title and interest in the Retained Entity/Asset, and Buyer (or its assignee, as designated pursuant to Section 12.2 hereof) shall accept from each such Seller, Company or Subsidiary of a Company all right, title and interest in the Retained Entity/Asset (each, a “Delayed Closing”).

     (d) In the event that any Retained Entities/Assets have not been sold, conveyed, transferred or delivered to Buyer (or its assignee, as designated pursuant to Section 12.2 hereof) pursuant to Sections 2.2(c) and 5.11 hereof within eighteen (18) months of the Closing Date

     (i) and, if the earning before interest, taxes, depreciation and amortization (“EBITDA”) of such Retained Entities/Assets, as set forth in Section 2.2(d)(i) of the Parent Disclosure Schedule, in the aggregate, is more than ten percent (10%) and equal to or less than twenty percent (20%) of the EBITDA for all Companies, Subsidiaries and joint ventures, as set forth in such Schedule, in the aggregate (the amount in excess of such 10%, the “Percentage Spread”), then Parent shall, within five (5) Business Days following the end of such eighteen (18) month period, deliver to Buyer written notice specifying Retained Entities/Assets whose EBITDA, as set forth in such Schedule, in the aggregate, as a percentage of the EBITDA of all Companies, Subsidiaries and joint ventures, as set forth in such Schedule, in the aggregate, equals the Percentage Spread and stating that it will either (A) retain any such Retained Entities/Assets or (B) sell any such Retained Entities/Assets to a third party and retain the proceeds of such sale; and

     (ii) with respect to such Retained Entities/Assets whose EBITDA, as set forth in Section 2.2(d)(i) of the Parent Disclosure Schedule, in the aggregate, equals ten percent (10%) or less of the EBITDA of all Companies, Subsidiaries and joint ventures, as set forth in such Schedule, in the aggregate, Parent shall cause the appropriate Seller, Company or Subsidiary of a Company, in accordance with Sections 2.2(c) and 5.11(a) hereof and Applicable Law, to sell, at the direction of Buyer, such Retained Entities/Assets to a third party and shall deliver the net after-Tax proceeds of such sale to Buyer (or its designated assignee, as designated pursuant to Section 12.2 hereof) in immediately available funds by wire transfer to an account specified in writing by Buyer no later than two (2) Business Days following consummation of such sale; provided, however, that Buyer shall expressly assume in writing all of the obligations and liabilities of such Seller, Company or Subsidiary of a

Company under the agreement pursuant to which such Retained Entity/Asset is sold; provided, further, however, that all costs, fees, expenses or other liabilities incurred in connection with such sale to a third party shall be paid by Buyer.

     Notwithstanding the foregoing, Buyer and Parent agree that clearance under the New Zealand Commerce Act is required for Buyer to acquire the New Zealand Food Stock. If such clearance is declined, New Zealand Food is a Retained Entity/Asset and Parent may sell New Zealand Food in accordance with Section 2.2(d)(ii) hereof at any time prior to the expiry of the eighteen (18) month period referred to in this Section 2.2(d) and, to the extent any other Retained Entities/Assets have not been sold, conveyed, transferred or delivered to Buyer (or its assignee, as designated pursuant to Section 12.2 hereof) within such eighteen (18) month period of the Closing Date, the aggregate value of New Zealand Food, as set forth in Section 2.2(d)(i) of the Parent Disclosure Schedule, shall be used in the calculations of the aggregate values for the Companies, Subsidiaries and joint ventures of the Companies or Subsidiaries of the Companies, as contemplated in Sections 2.2(d)(i) and (ii) hereof; provided, however, that Buyer shall have no right or power to sell, and may not direct any sale of, New Zealand Food and the provisions of Section 5.4(f) hereof shall not apply.

     (e) In the event that prior to the Closing Date any Person validly exercises any preemption or similar right to acquire the investment of any Subsidiary of a Company or joint venture of a Company or a Subsidiary of a Company as a result of the transactions contemplated hereby and pursuant to any Contract related to such Subsidiary or joint venture, the Closing Date Purchase Price shall be reduced by the amount set forth in Section 2.2(e) of the Parent Disclosure Schedule opposite the name of the relevant Subsidiary or joint venture. Buyer acknowledges and agrees that, in the event of the consummation of such acquisition prior to the Closing Date (i) the proceeds from such acquisition shall be distributed to Parent prior to the consummation of the transactions contemplated hereby and not be sold, conveyed, transferred or delivered to Buyer, (ii) the actions contemplated by this Section 2.2(e) shall not constitute a breach of any provision of this Agreement and (iii) for purposes of this Agreement, the applicable Subsidiary or joint venture shall not be deemed to be a Company or a Subsidiary of any Company or any Seller, as defined herein, and shall not be deemed to be part of the Business; provided, however, that in the event such acquisition is not consummated prior to the Closing Date, the applicable Subsidiary or joint venture shall be transferred to Buyer pursuant to the terms and conditions of this Agreement and the Closing Date Purchase Price shall not be reduced.

     (f) Buyer and Parent agree that the portion of the Closing Date Purchase Price allocable to each of the Companies shall be the amount set forth on the schedule attached hereto as Exhibit G (the “Company Allocation”). The Company Allocation shall be revised to the extent necessary to reflect any adjustments to the Closing Date Purchase Price pursuant to Section 9.6 hereof. Within sixty (60) calendar days of any such adjustments or payment, Parent shall provide Buyer with a revised Company Allocation, which shall become final and binding on the parties hereto fifteen (15) calendar days thereafter, unless Buyer objects in writing to Parent, specifying the basis for its objection and preparing an alternative allocation. If Buyer does object, Buyer and Parent shall in good faith attempt to resolve the dispute within fifteen (15) calendar days of written notice of Buyer to Parent of Buyer’s objection. Any such resolution shall be final and binding on the parties hereto. Any unresolved disputes shall be promptly submitted to the Reviewing Accountants for determination, which determination shall be made within thirty (30) calendar days of such submission. Notwithstanding anything set forth in this Section 2.2(f), the scope of any dispute to be resolved by the Reviewing Accountants pursuant to this Section 2.2(f) shall be limited to the objections raised by Buyer pursuant to this Section 2.2(f), and, except for such matters, the Reviewing Accountants shall not and are not to make any further determination. The determination of the Reviewing Accountants shall be final and binding on the parties hereto. Buyer and Parent will each pay one-half of the fees and expenses of the Reviewing Accountants. Buyer and Parent shall cooperate with each other and the Reviewing Accountants in connection with the matters contemplated by this Section 2.2(f), including by furnishing such information and access to books, records, personnel and properties as may be reasonably requested.

     (g) Subject to the provisions of Sections 2.2(h) and (i) hereof, in the event that any of the Companies or their Subsidiaries become Retained Entities/Assets for the purposes of this Agreement, Parent, Buyer and the relevant Retained Entities/Assets and designees, as applicable, shall enter into a license agreement, on terms reasonably satisfactory to Buyer and Parent, pursuant to which (i) such Retained Entities/Assets, as deemed appropriate, shall grant to those Companies and their Subsidiaries that are acquired by the Buyer or its Subsidiaries at the Closing (the “Closing Acquired Entities”) the royalty-free, perpetual right, under the Intellectual Property and Confidential Information held by such Retained Entities/Assets (the “Retained IP”), to use the Retained IP for the conduct and operation of their respective businesses, and (ii) the Closing Acquired Entities shall grant to the Retained Entities/Assets the royalty-free, perpetual right under the Intellectual Property and Confidential Information held by such Closing Acquired Entities (“Acquired IP”), to use the Acquired IP for the conduct and operation of their respective businesses in accordance with Section 2.2(c) and 5.11 hereof. Unless otherwise prohibited by Applicable Law, or unless any required authorizations, consents, orders or approvals of any Governmental Agency, if any, shall not have been obtained, the licenses granted pursuant to this Section 2.2(g) shall be exclusive, subject to (x) the retained perpetual right of the Retained Entities/Assets to (1) use the Retained IP for the conduct and operation of their respective businesses, and (2) license the Retained IP to other Retained Entities/Assets for the conduct and operation of their respective businesses, and (y) the retained perpetual right of the Closing Acquired Entities to (1) use the Acquired IP for the conduct and operation of their respective businesses, and (2) license the Acquired IP to other Closing Acquired Entities for the conduct and operation of their respective businesses. Notwithstanding the foregoing, prior to the sale of one or more of the Retained Entities/Assets to a third party in accordance with Section 2.2(d), Parent shall cause the Retained IP held by such Retained Entities/Assets to be transferred to Buyer and/or its designee(s) subject to Buyer and/or its designee(s) granting such Retained Entities/Assets a royalty-free, perpetual right, under such Retained IP, for such Retained Entities/Assets to use such Retained IP for the conduct and operation of their respective businesses. All costs, fees, expenses or other liabilities incurred in connection with the transfers and licenses of the Retained IP and Acquired IP, including any costs or expenses required to obtain necessary consents, shall be paid by Buyer.

     (h) Subject to the provisions of Sections 2.2(i) hereof, in the event that Buyer does not obtain the Australian Approvals prior to the Closing Date, the Australian Companies shall be Retained Entities/Assets for the purposes of this Agreement and Parent shall:

(i) at Closing, subject to Section 2.2(i) hereof, cause Australian Companies (including Burns Philp Technology and Burns Philp Technology & Development) to enter into a license agreement with Buyer or its designee(s), on terms reasonably satisfactory to Buyer and Parent, pursuant to which (i) the Australian Companies shall grant to the Closing Acquired Entities the royalty-free, perpetual right, under the Intellectual Property and the Confidential Information held by the Australian Companies (the “Australian IP”), to use the Australian IP for the conduct and operation of their respective businesses, and (ii) the Closing Acquired Entities shall grant to the Australian Companies the royalty-free, perpetual right under Acquired IP, to use the Acquired IP for the conduct and operation of their respective businesses in accordance with Sections 2.2(c) and 5.11 hereof. Unless otherwise prohibited by Applicable Law, or unless any required authorizations, consents, orders or approvals of any Governmental Agency, if any, shall not have been obtained, the licenses granted pursuant to this Section 2.2(h)(i) shall be exclusive, subject to (x) the retained perpetual right of the Australian Companies to (1) use the Australian IP for the conduct and operation of their respective businesses, and (2) license the Australian IP to other Retained Entities/Assets (including other Australian Companies) for the conduct and operation of their respective businesses, and (y) the retained perpetual right of the Closing Acquired Entities to (1) use the Acquired IP for the conduct and operation of their respective businesses, and (2) license the Acquired IP to other Closing Acquired Entities for the conduct and operation of their respective businesses; and

(ii) transfer, or cause its Subsidiaries to transfer, to Buyer or one of its affiliates the R&D Employees in accordance with Section 5.5(d) hereof.

     (i) Notwithstanding the provisions of Sections 2.2(h) hereof, prior to the sale of one or more of the Australian Companies to a third party in accordance with Section 2.2(d), hereof, Parent shall cause the Australian IP held by such Australian Companies to be transferred to Buyer and/or its designee(s) subject to Buyer and/or its designee(s) granting such Australian Companies a royalty-free, perpetual right, under such Australian IP, for such Australian Companies to use such Australian IP for the conduct and operation of their respective businesses. All costs, fees, expenses or other liabilities incurred in connection with the transfers and licenses of the Australian IP, including any costs or expenses required to obtain necessary consents, shall be paid by Buyer.

     Section 2.3 Closing. The closing of the Stock Purchase (the “Closing”) shall take place at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, or at such other place as shall be mutually agreeable to the parties hereto, on the later of (i) September 30, 2004 (subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of the conditions specified in Articles VI, VII and VIII hereof on such date) and (ii) five (5) Business Days following the satisfaction or waiver (to the extent permitted by Applicable Law) of the conditions specified in Articles VI, VII and VIII hereof (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of such conditions), or such later date as may be mutually agreed by Parent and Buyer. The date of the Closing is referred to herein as the “Closing Date.”

     Section 2.4 Post-Closing Adjustments.

     (a) Not later than one hundred and twenty (120) calendar days after the Closing Date, Buyer, with the assistance of Parent, shall prepare and deliver to Parent (i) an audited combined balance sheet of the Companies and their Subsidiaries as of the Closing Date (the “Closing Date Balance Sheet”), (ii) a statement in the form of Exhibit H setting forth the calculation of the aggregate amount of Cash held by the Companies and their Subsidiaries as of the Closing Date (the “Closing Cash”) and the aggregate amount of any Third-Party Indebtedness owed by the Companies and their Subsidiaries as of the Closing Date (the “Closing Debt” and, such statement, the “Statement of Closing Cash/Debt”), (iii) a statement in the form of Exhibit I setting forth the calculation of the Working Capital as of the Closing Date (the “Statement of Working Capital”) and (iv) a statement in the form of Exhibit J setting forth the calculation of Tax Liabilities of the Companies and their Subsidiaries as of the Closing Date (the “Statement of Tax Liabilities”). Buyer and Parent agree that the audit in respect of the preparation of the Closing Date Balance Sheet as contemplated in this Section 2.4(a) shall be conducted by KPMG Australia instructed jointly by Parent and Buyer, and Parent shall pay the fees, costs and expenses of such auditors in connection with such audit. The Closing Date Balance Sheet, the Statement of Closing Cash/Debt, the Statement of Working Capital and the Statement of Tax Liabilities shall be prepared (i) in accordance with GAAP applied on a basis consistent with the accounting principles and (ii) using the same methodologies in the case of (i) and (ii) used in the preparation of the Pro Forma Balance Sheet (including the notes thereto); provided, however, that for the avoidance of doubt, to the extent such preparation would not be consistent with the foregoing clauses (i) and (ii), the Statement of Closing Cash/Debt shall be prepared in accordance with the definitions of the terms Cash and Third Party Indebtedness in Section 1.1. The exchange rates used to determine the Statement of Working Capital and the Working Capital shall be those set forth in Section 2.4(a) of the Parent Disclosure Schedule.

     (b) Unless within forty-five (45) calendar days after the receipt of the Statement of Closing Cash/Debt, the Statement of Working Capital or the Statement of Tax Liabilities, Parent delivers to Buyer a reasonably detailed written statement (i) describing any objections to the calculations set forth in the Statement of Closing Cash/Debt, the Statement of Working Capital or the Statement of Tax Liabilities, as the case may be, including a description of the basis and amount of any such objection (the

“Objection Statement”) and (ii) only including objections based on the Statement of Closing Debt/Cash, the Statement of Working Capital or the Statement of Tax Liabilities not being calculated in accordance with Section 2.4(a) hereof, the amounts determined therein shall be final and binding.

     (c) If Parent delivers the Objection Statement pursuant to Section 2.4(b) hereof, Buyer and Parent shall use good faith efforts to resolve in writing any disputes within thirty (30) calendar days after Parent has submitted the Objection Statement. Any remaining disputes that were included in the Objection Statement in accordance with Section 2.4(b) hereof and that have not been resolved in writing within such thirty (30) calendar days, shall be submitted to the New York office of PricewaterhouseCoopers LLC (or, if such firm is unable or unwilling to act, such other internationally recognized independent public accounting firm as shall be agreed upon by Parent and Buyer in writing) (the “Reviewing Accountants”), acting as an expert and not as an arbitrator. Parent and Buyer shall use reasonable efforts to cause the Reviewing Accountants to render a determination resolving the matters submitted to the Reviewing Accountants in accordance with Section 2.4(b) hereof within thirty (30) calendar days following submission. Notwithstanding anything set forth in this Section 2.4(c), the scope of any dispute to be resolved by the Reviewing Accountants shall be limited to the objections raised by Seller in accordance with Section 2.4(b) hereof and, except for the foregoing matters, the Reviewing Accountants shall not and are not to make any further determination. In resolving any disputed item, the Reviewing Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by Parent or Buyer, as the case may be, or less than the smallest value for such item claimed by Parent or Buyer, as the case may be, in each case as presented to the Reviewing Accountants. The determination of the Reviewing Accountants shall be final and binding ten (10) Business Days after such determination is made and a judgment may be entered upon a determination of the Reviewing Accountants in any court having jurisdiction over the party against which such determination is to be enforced; provided, however, that, subject to Section 12.3 hereof, Parent or Buyer may, within ten (10) Business Days of the determination of the Reviewing Accountants, file suit against the other party in a court of competent jurisdiction (the “Court”) with respect to the unresolved disputes submitted to the Reviewing Accountants, in which case the determination of such Court (which determination is not subject to review or appeal) shall be final and binding.

     (d) The fees and expenses of the Reviewing Accountants determination shall be paid by the parties based upon the degree to which the body (the “Relevant Body”) making the final and binding determination of the unresolved disputes (i.e., the Reviewing Accountants or the Court) accepts the respective positions of the parties. For example, if it is Parent’s position that the required adjustment is $300, Buyer’s position that the required adjustment is $100 and the Relevant Body’s determination that the adjustment owed is $150, then Parent shall pay seventy-five percent (75%) ((300-150)/(300-100)) of the Reviewing Accountants’ fees and expenses and Buyer shall pay twenty-five percent (25%) ((150-100)/(300-100)) of the Reviewing Accountants’ fees and expenses. Buyer and Parent shall cooperate with each other and, to the extent applicable, the Reviewing Accountants, in connection with the matters contemplated by this Section 2.4, including by furnishing such information and reasonable access (including access by Parent and its Representatives) to books, records (including, subject to the execution and delivery by the requesting party of a reasonable and customary release and indemnity agreement for the benefit of the relevant accountants, accountants work papers), personnel and properties as may be reasonably requested, including with regard to the preparation of the Closing Date Balance Sheet (including the audit in connection therewith), the Statement of Closing Cash/Debt, the Statement of Working Capital, the Statement of Tax Liabilities or the Objection Statement, as the case may be.

     (e) (i) If the Closing Cash set forth on the Statement of Closing Cash/Debt is less than the Closing Debt as set forth on the Statement of Closing Cash/Debt, in each case as finally determined in accordance with this Section 2.4, Parent, on behalf of Sellers, shall pay to Buyer by wire transfer of U.S. dollars in immediately available funds within five (5) Business Days of the date of such determination the difference between the Closing Debt and the Closing Cash and (ii) if the Closing Cash set forth on the Statement of Closing Cash/Debt is greater than the Closing Debt as set forth on the Statement of Closing Cash/Debt, in each case as finally determined in accordance with this Section 2.4, Buyer will pay to Parent, on behalf of Sellers, by wire transfer of U.S. dollars in immediately available funds within five (5) Business Days of the date of such determination the difference between the Closing Cash and the Closing Debt, in the case of (i) or (ii) together with interest thereon at a rate equal to the London Interbank Offered Rate for U.S. dollars, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

     (f) (i) If the Working Capital set forth on the Statement of Working Capital as finally determined in accordance with this Section 2.4 is less than the Target Working Capital, Parent, on behalf of Sellers, shall pay to Buyer by wire transfer of U.S. dollars in immediately available funds within five (5) Business Days of the date of such determination the difference between the Target Working Capital and the Working Capital and (ii) if the Working Capital set forth on the Statement of Working Capital as finally determined in accordance with this Section 2.4 is more than the Target Working Capital, Buyer shall pay to Parent, on behalf of Sellers, by wire transfer of U.S. dollars in immediately available funds within five (5) Business Days of the date of such determination the difference between the Working Capital and the Target Working Capital, in the case of (i) or (ii) together with interest thereon at a rate equal to the London Interbank Offered Rate for U.S. dollars, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment; provided, however, that no amount shall be payable by Parent or Buyer pursuant to this Section 2.4(f) if the difference between the Target Working Capital and the Working Capital is less than $750,000.

     (g) Within five (5) Business Days of the date of the final determination of the Statement of Tax Liabilities in accordance with this Section 2.4, Parent, on behalf of Sellers, shall pay to Buyer by wire transfer of U.S. dollars in immediately available funds the amount of Tax Liabilities set forth on the Statement of Tax Liabilities, as finally determined.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

     Other than as set forth herein or as otherwise disclosed to Buyer in a schedule delivered to Buyer by Parent on the date of this Agreement (the “Parent Disclosure Schedule”), Parent represents and warrants to Buyer, as of the date of this Agreement, as of Closing Date and with respect to Section 3.3(f) only, as of each Delayed Closing Date, as follows:

     Section 3.1 Organization of Sellers, the Companies and Subsidiaries.

     (a) Sellers are entities duly organized and validly existing under the laws of the jurisdiction of their incorporation or organization with requisite corporate power and authority to own the Stock.

     (b) The Companies and their Subsidiaries are entities duly organized, validly existing and in good standing under the laws of the jurisdiction of their incorporation or organization with requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their respective businesses or the ownership, leasing or operation of their respective assets as currently conducted, and are duly qualified to do business as foreign entities and are in good standing (to the extent that such concepts or equivalent concepts are recognized in such jurisdictions) in each jurisdiction in which the ownership and operation of their respective businesses and assets makes such qualification necessary.

     (c) True and complete copies of the articles of incorporation and the by-laws or equivalent organizational documents of the Companies and their Subsidiaries as in effect on the date of this Agreement have been furnished to Buyer or were made available for inspection by Buyer prior to the date of this Agreement.

     Section 3.2 Authority; Execution and Delivery; Enforceability; No Conflicts.

     (a) Sellers have the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which they are, or are specified to be, party, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which each Seller is, or is specified to be, a party and the consummation of the transactions contemplated hereby and thereby by each Seller has been duly authorized by requisite corporate and shareholder action, and no other acts on the part of such Seller is necessary to authorize this Agreement or the Ancillary Agreements to which it is, or is specified to be, a party or the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each Seller, and each Ancillary Agreement to which it is, or is specified to be, a party, when executed, will have been duly executed and delivered by such Seller and (assuming the due authorization, execution and delivery of this Agreement by Buyer and of each Ancillary Agreement by the other parties thereto) this Agreement constitutes, and each

Ancillary Agreement to which such Seller is, or is specified to be, a party will, when executed by such Seller, constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their terms.

     (b) The execution and delivery by Sellers of this Agreement do not, the execution and delivery by any Seller of each Ancillary Agreement to which it is, or is specified to be, a party, when executed and delivered by any such Seller, will not, and the performance of any obligation hereunder or thereunder, the consummation of the transactions contemplated hereby and thereby and compliance with any of the provisions hereof or thereof by Sellers will not (i) violate or conflict with any provision of the articles of incorporation or the by-laws or equivalent organizational documents of Sellers, the Companies or their Subsidiaries, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to a right of termination of, or accelerate the performance required by any of the terms, conditions or provisions of any Contract to which Sellers, the Companies or their Subsidiaries are a party, or by which Sellers, the Companies or their Subsidiaries or any of their respective assets may be bound or affected, or (iii) violate any judgment, order, writ, injunction or decree (each, a “Judgment”) or Applicable Law applicable to Sellers, the Companies or their Subsidiaries or any of their respective assets other than, in the case of clauses (ii) and (iii) above, which would not be reasonably expected to have a Seller Material Adverse Effect. No consent or approval by, notice to or registration with any Governmental Agency, other than filings and approvals required under applicable competition, antitrust or foreign investment laws or regulations (including approvals under the HSR Act and Council Regulation (EEC) No. 4069/89), is required on the part of Sellers, the Companies or their Subsidiaries prior to the Closing Date in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

     Section 3.3 Capitalization.

     (a) Section 3.3(a) of the Parent Disclosure Schedule sets forth the issued and outstanding capital stock of each of the Companies.

     (b) The Burns Philp Technology Stock is owned of record and beneficially directly by Parent; the Burns Philp Food Overseas Stock is owned of record and beneficially directly by Burns Philp Overseas; the Burns Philp Technology & Development Stock, the Burns Philp Camellia Stock and the Mauri Yeast Stock is owned of record and beneficially directly by Burns Philp Food Holdings; the GF Investments (Asia) Stock is owned of record and beneficially directly by GF Finance; the Goodman Fielder (Shanghai) Stock is owned of record and beneficially directly by Goodman Fielder Consumer Foods; the Burns Philp (UK) Stock is owned of record and beneficially directly by Burns Philp Food Overseas and Burns Philp International Investments; the Burns Philp Netherlands Holdings Stock is owned of record and beneficially directly by Burns Philp Food Overseas; the Serrol Ingredients Stock is owned of record and beneficially directly by Quality Bakers; the Burns Philp Argentina Stock is owned of record and beneficially directly by Mauri Fermentation Argentina and Burns Philp International Investments; the Burns Philp Food Stock is owned of record and beneficially directly by Burns Philp Inc.; the Mauri Fermentos Stock is owned of record and beneficially directly by Burns Philp Netherlands Holdings; and the New Zealand Food Stock is owned of record and beneficially directly by Burns Philp New Zealand, in each case free and clear of any Encumbrances, other than restrictions on transfer under applicable securities laws. Except for the Stock of each Company, there are no shares of capital stock or other equity securities of such Company issued, reserved for issuance or outstanding.

     (c) The Burns Philp Technology Stock, Burns Philp Food Overseas Stock, Burns Philp Technology & Development Stock, Burns Philp Camellia Stock, Mauri Yeast Stock, GF Investments (Asia) Stock, Goodman Fielder (Shanghai) Stock, Burns Philp (UK) Stock, Burns Philp Netherlands Holdings Stock, Serrol Ingredients Stock, Burns Philp Argentina Stock, Burns Philp Food Stock, Mauri Fermentos Stock and New Zealand Food Stock, respectively, have been duly authorized and are validly issued, fully paid and non-assessable and have not been issued in violation of any option or right of any other Person, including under Applicable Law or the articles of incorporation, by-laws or equivalent organizational documents of such Companies or any Contract. There is no existing option, warrant, call, commitment, Contract or other arrangement or undertaking to which any Company or any Subsidiary is a party or by which any of them are bound requiring, and there are no convertible securities of any such Company which, upon conversion, would require, (i) the issuance, delivery or sale of any additional shares of capital stock or other securities convertible into shares of capital stock of any such Company or Subsidiary of a Company or (ii) that such Company or Subsidiary of such a Company enter into any such option, warrant, call commitment, Contract or undertaking, and no such options, warrants, calls, commitments, Contracts or undertakings give any Person any rights similar to or derived from the economic benefits and rights accruing to the holders of the Stock. There are no existing Contracts of any Company or any Subsidiary of a Company requiring such Company or Subsidiary to repurchase, redeem or otherwise acquire shares of capital stock of a Company or a Subsidiary of a Company, and there are no outstanding securities of a Company that provide the right to vote on matters on which holders of the Stock have the right to vote.

     (d) Section 3.3(d) of the Parent Disclosure Schedule sets forth all of the Subsidiaries of each Company and all of the joint ventures to which any of the Companies or their Subsidiaries is a party, the amount of outstanding capital stock of such entities and the record and beneficial owners of such entities. Each such owner that is an affiliate of Parent has good and valid title to such equity interests, in each case free and clear of all Encumbrances, other than restrictions on transfer under applicable securities laws. All of the outstanding shares of capital stock of each Subsidiary of a Company have been duly authorized and are validly issued, fully paid and non-assessable. Except for its interests in the Subsidiaries and except for the ownership interests set forth in Section 3.3(d) of the Parent Disclosure Schedule, none of the Companies or their Subsidiaries own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. None of the Companies or their Subsidiaries have, pursuant to a Contract or otherwise, the right to control of any of the entities set forth in Section 3.3(d) of the Parent Disclosure Schedule that are not Subsidiaries.

     (e) Assuming Buyer has the requisite power and authority to be the lawful owner of such Stock, upon delivery to Buyer at Closing of certificate representing such Stock in accordance with Section 2.2(b)(i) hereof and upon Parent’s receipt of the Purchase Price, good and valid title to such Stock will pass to Buyer, free and clear of any Encumbrances, other than those arising from acts of Buyer or its affiliates, except to the extent that under operation of Applicable Law good and valid title to the Stock would not pass at such time, in which case Seller shall take such actions required to cause good and valid title to such Stock to pass to Buyer as promptly as practicable and in compliance with Applicable Law. Other than this Agreement, such Stock is not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Stock.

     (f) Parent represents and warrants to Buyer as of each Delayed Closing Date with respect to the applicable Retained Entity/Asset, that the representations set forth in clause (b) through (e) above with respect to a Company are true and correct as if made in respect of such Retained Asset/Entity, with references therein to the Closing being deemed to be references to the applicable Delayed Closing.

     Section 3.4 Financial Statements.

     (a) Section 3.4(a) of the Parent Disclosure Schedule sets forth (i) the audited special purpose combined financial statements of entities substantially comprising the entities that conduct the business of the Companies and their Subsidiaries (excluding New Zealand Food), including the balance sheets as of June 30, 2002 and 2003 and the statements of income, stockholders’ equity and cash flows for the years ended June 30, 2001, 2002 and 2003; (ii) the unaudited special purpose combined financial statements of entities substantially comprising the entities that conduct the business of the Companies and their Subsidiaries (excluding New Zealand Food), including the balance sheet as of December 31, 2003 and the statements of income, stockholders’ equity and cash flows for the six months ended December 31, 2003; and (iii) the unaudited pro forma condensed combined financial information of the Companies and their Subsidiaries (excluding New Zealand Food), including the statements of net operating assets as of December 31, 2003 (such statement of net operating assets, including the notes thereto, the “Pro Forma Balance Sheet”) and June 30, 2002 and 2003 and the statements of earnings for the years ended June 30, 2001, 2002 and 2003 and the six months to December 31, 2003. The financial statements (1) referenced in clauses (i) and (ii) of the preceding sentence have been prepared from the applicable underlying accounting records of the entities that substantially conduct the business of the Companies and their Subsidiaries (excluding New Zealand Food) and present fairly, in all material respects and in accordance with the basis of accounting described in Note 1 to such financial statements, the combined financial position of the entities set forth in Note 1 of such financial statements, and the combined results of their operations as of the respective dates and for the respective periods in accordance with GAAP to the extent detailed in Note 1 of such financial statements, and (2) in the case of the balance sheet referenced in clause (ii) of the preceding sentence, is subject to normal year-end audit adjustments. The entities included in the special purpose combined financial statements included in clauses (i) and (ii) of the first sentence of this Section 3.4(a) are set forth in Section 3.4(a) of the Parent Disclosure Schedules. The unaudited pro forma condensed combined financial information referenced in clause (iii) of the first sentence of this Section 3.4(a) has been derived from the special purpose combined financial statements referenced in clauses (i) and (ii) of the first sentence of this Section 3.4(a) and has been prepared in accordance with GAAP to the extent detailed in Note 1 of the special purpose combined financial statements referenced in clause (i) and (ii) of the first sentence of this Section 3.4(a). The unaudited pro forma condensed combined financial information referenced in clause (iii) of the first sentence of this Section 3.4(a) present fairly, in all material respects, with reference to the nature of the pro forma and other adjustments as described in Note 2 of such financial information, the pro forma net operating assets of the Companies and their Subsidiaries (excluding New Zealand Food) as of December 31, 2003 and June 30, 2003 and 2002, and the pro forma statements of earnings of the Companies and their Subsidiaries (excluding New Zealand Food) for the six months ended December 31, 2003 and for the years ended June 30, 2003, 2002 and 2001. Parent acknowledges and agrees that the statement set forth in the financial information referenced in clause (iii) of the first sentence of this Section 3.4(a) concerning placing undue reliance on such financial information shall not in any way limit the foregoing representation.

     (b) The monthly presidents reports for the periods after December 31, 2003, and through May 2004, as set forth in Section 3.4(b) of the Parent Disclosure Schedule, are all of such reports and the same such reports as those provided to and used by Parent. The monthly TCM reports for the periods after December 31, 2003, and through May 2004, as set forth in Section 3.4(b) of the Parent Disclosure Schedule, are from the database used by Parent in connection with the preparation of its consolidated financial statements, including those filed with the Australian Stock Exchange (“ASX”) for the quarter ended March 31, 2004 and have been prepared using accounting methodologies consistent with those used to prepare the comparable reports in the prior year.

     (c) To the knowledge of Parent, Sellers have not failed to disclose to Buyer any facts related to the sales volumes, revenues or costs of the Companies and their Subsidiaries that would be reasonably expected to have a Business Material Adverse Effect.

     (d) Section 3.4(d) of the Parent Disclosure Schedule sets forth the audited financial statements of New Zealand Food, including the statements of financial position as at June 30, 2002 and 2003 (with respect to 2003, the “New Zealand Balance Sheet”) and the statements of financial performance and movements in equity for the years ended June 30, 2002 and 2003. The financial statements give a true and fair view of the financial position of New Zealand Food as at June 30, 2003 and the results of its operations for the year ended on that date (i) in accordance with accounting principles generally accepted in New Zealand and (ii) in New Zealand dollars.

     (e) Section 3.4 (e) of the Parent Disclosure Schedule sets forth the TCM Profit and Loss report for the yeast business of New Zealand Food for the nine months ended March 31, 2004. Such report (i) is in New Zealand dollars, (ii) has been prepared in accordance with accounting principles generally accepted in Australia, (iii) is from the database used by Parent in connection with the preparation of its consolidated financial statements, including those filed with the ASX for the quarter ended March 31, 2004, and (iv) has been prepared using accounting methodologies consistent with those used to prepare the comparable reports in the prior period.

     Section 3.5 Undisclosed Liabilities. Other than (a) as and to the extent reflected or reserved against in the Pro Forma Balance Sheet or the New Zealand Balance Sheet and (b) liabilities which have been incurred since December 31, 2003 (the “Pro Forma Balance Sheet Date”) (or, in the case of New Zealand Food, since June 30, 2003) in the ordinary course of business consistent with past practice, there are no liabilities or obligations of any nature (whether absolute, accrued, contingent, secured or unsecured, matured or unmatured or otherwise) of the Companies and their Subsidiaries that are required under GAAP (or, in the case of New Zealand Food, under accounting principles generally accepted in New Zealand) to be reflected on the Pro Forma Balance Sheet or, in the case of New Zealand Food, on the New Zealand Food Balance Sheet, in each case which are not so reflected.

     Section 3.6 Absence of Certain Changes or Events. Since the Pro Forma Balance Sheet Date, there has been no Business Material Adverse Effect, the Companies and their Subsidiaries have conducted the Business in the ordinary course of business consistent with past practice and there has not been:

     (a) any damage, destruction, loss or disposal of any tangible asset necessary for the conduct of the Business as currently conducted and having a value in excess of $1.5 million;

     (b) any labor strike, slowdown, stoppage, lockout or other labor dispute or any event or condition of any character relating to labor matters of the Companies or their Subsidiaries;

     (c) with respect to any Senior Executive or any other employee of the Companies or their Subsidiaries with an annual base salary in excess of $100,000 (together with the Senior Executives, the “Key Employees”), (i) any grant by any of the Companies or any of their Subsidiaries of any increase in compensation or benefits, or any payment of any bonus, in each case other than in the ordinary course of business consistent with past practice; (ii) any grant by any of the Companies or any of their Subsidiaries, or any increase in, severance, change-in-control or termination compensation or benefits; (iii) any entry by any of the Companies or their Subsidiaries into, or any amendment of or modification to or agreement to amend or modify (or announcement of an intention to amend or modify), any Company Employee Agreement; or (iv) any action taken to accelerate any rights, benefits or funding obligations under any collective bargaining or similar agreement, Company Employee Plan or Company Employee Agreement;

     (d) any sale, assignment, transfer, or disposition of any material item of property, plant or equipment owned by the Companies or their Subsidiaries, other than in the ordinary course of business consistent with past practice;

     (e) any material change from current practice of the Companies or their Subsidiaries in any accounting principle or practice other than changes required as a result of changes in generally accepted accounting principles applicable to the Companies or their Subsidiaries;

     (f) any amendment, or proposal to amend, the articles of incorporation, by-laws or equivalent organizational documents of the Companies or their Subsidiaries;

     (g) to the knowledge of Parent, any written notice received by the Companies or their Subsidiaries pursuant to which any customer that accounts for annual revenues of the Companies and their Subsidiaries as of the date of this Agreement in excess of $2.5 million has terminated their relationship with such Companies or Subsidiaries; or

     (h) any agreement to do any of the foregoing.

     Section 3.7 Property.

     (a) Section 3.7(a) of the Parent Disclosure Schedule sets forth a list of all real property (i) owned by the Companies and their Subsidiaries (“Owned Real Property”), (ii) leased or subleased by the Companies and their Subsidiaries (“Leased Real Property”, and together with the Owned Real Property, the “Company Property”) and (iii) that is a Manufacturing Facility and is not owned, leased or subleased by the Companies or their Subsidiaries, and in the case of clauses (i) and (ii) sets forth the name of the Company or a Subsidiary of a Company that owns or leases such Company Property and the address for such Company Property. The Companies or their Subsidiaries have good and marketable fee simple title to all Owned Real Property that is a Manufacturing Facility, to the extent such terms are recognized under Applicable Law, and good and valid title to the leasehold estates in all Leased Real Property that is used as a Manufacturing Facility, to the extent such terms are recognized under Applicable Law, together with all improvements, buildings and fixtures located thereon and all easements and other interests appurtenant thereto or therein, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

     (b) Each material item of personal property of the Companies or their Subsidiaries and each Manufacturing Facility has been maintained in all material respects in accordance with the past practice of the Companies and their Subsidiaries.

     Section 3.8 Material Contracts.

     (a) Section 3.8(a) of the Parent Disclosure Schedule contains a list as of the date of this Agreement of the following Contracts (together with the Contracts relating to the Manufacturing Facilities required to be set forth in Section 3.7(a) of the

Parent Disclosure Schedule, the “Material Contracts”) to which the Companies or their Subsidiaries are a party or by which any of their assets or properties are bound:

     (i) all Company Employee Agreements, and for each employee a party to such Company Employee Agreement, their respective annual base salary and maximum potential bonus payable for the fiscal year ended June 30, 2004 and all other Contracts with any Key Employee;

     (ii) all working capital facilities of the Companies and their Subsidiaries;

     (iii) all Contracts that provide for the payment of any bonus, severance, change-in-control, termination or similar compensation or benefit payable to any Key Employee solely as a result of the consummation of the transactions contemplated hereby (whether alone or in combination with termination of employment or other event or action);

     (iv) all Contracts of the Companies or their Subsidiaries relating to the future disposition of property or assets of such Companies or Subsidiaries or the acquisition of assets (excluding inventory and Contracts relating to capital expenditures) or any interest in any business enterprise by such Companies or Subsidiaries for a purchase or sale price, as the case may be, in excess of $1.5 million;

     (v) all Contracts (1) for the sale of Products, or the sale of inventory or other goods or services not in the ordinary course of business consistent with past practice, in each case providing for annual payments to, or (2) providing for annual payments by, in each case the Companies or their respective Subsidiaries, as the case may be, in excess of $2.5 million, in each case that do not expire or are not terminable without substantial cost or penalty at the option of the Companies or their Subsidiaries within a sixty (60)-day period, excluding purchase orders made in the ordinary course of business consistent with past practice;

     (vi) all Contracts relating to capital expenditures requiring payments by the Companies or their Subsidiaries in excess of $500,000, other than Contracts in connection with the projects set forth in Section 3.8(a)(vi) of the Parent Disclosure Schedule;

     (vii) all lease, sublease or similar Contracts with any Person (other than the Companies or their Subsidiaries) under which the Companies or their Subsidiaries are a lessor or sublessor of, or make available for use to, any Person (other than the Companies or their Subsidiaries) any Manufacturing Facility;

     (viii) all Contracts containing covenants restricting the Companies or their Subsidiaries or any of their respective affiliates from competing with any Person or manufacturing, distributing, marketing or selling any Products or services of the Companies or their Subsidiaries;

     (ix) (A) all material Contracts (including material licenses, sublicenses, options or other agreements) relating in whole or in part to Intellectual Property and (B) all material Contracts relating to software used by the Companies or their Subsidiaries in the conduct of the Business as currently conducted other than Contracts for “off-the-shelf” software used for information management and general office tasks;

     (x) all Contracts, other than those entered into in connection with the operation or conduct of the Business, under which any Company or Subsidiary of any Company, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, other than any Company or a Subsidiary of a Company;

     (xi) all Contracts granting an Encumbrance (other than a Permitted Encumbrance) upon any Owned Real Property that is a Manufacturing Facility;

     (xii) all Contracts, other than those entered into in connection with the ordinary course operation or conduct of the Business, providing for indemnification of any Person with respect to liabilities relating to any current or former business of any Company or Subsidiary of any Company;

     (xiii) all currency exchanges, interest rate exchanges, commodity exchanges or similar Contracts;

     (xiv) all Contracts for any joint venture or partnership;

     (xv) all Contracts under which any Company or Subsidiary of any Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, in any case in excess of $500,000, any Person (other than any Company or Subsidiary of any Company), other than in the ordinary course of business consistent with past practice; and

     (xvi) all Contracts under which any Company or Subsidiary of any Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, in any case in excess of $500,000, any Person (other than any Company or Subsidiary of any Company and other than extensions of trade credit in the ordinary course of business).

     (b) True and complete copies of the Material Contracts together with all amendments and modifications thereto have been furnished to Buyer or were made available for inspection by Buyer prior to the date of this Agreement. All Material

Contracts are valid, binding and in full force and effect and are enforceable by the Companies and their Subsidiaries that are parties thereto in accordance with their terms, none of the Companies or their Subsidiaries are in default, or would be in default after notice or the lapse of time or both, under any of the Material Contracts and, to the knowledge of Parent, no other party thereto is in default, or would be in default after notice or the lapse of time or both thereunder, in each case.

     Section 3.9 Intellectual Property.

     (a) Except for Intellectual Property licensed under the Ancillary Agreements, the Companies or their Subsidiaries own, free and clear of any Encumbrance (other than Permitted Encumbrances or Encumbrances arising under the Material Contracts), or have a right or license to use, all Intellectual Property currently used or held for use by the Companies and their Subsidiaries in the conduct of the Business as currently conducted.

     (b) Section 3.9(b) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement, of all material trademark registrations, issued patents, copyright registrations, domain name registrations and applications for trademark registrations, patents, copyright registrations and domain names in the United States and other countries that are owned by the Companies or their Subsidiaries. None of the Intellectual Property set forth in Section 3.9(b) of the Parent Disclosure Schedule has been cancelled or abandoned or is subject to any opposition, cancellation, reissue, reexamination, interference or equivalent proceeding, and, to the knowledge of Parent, the Intellectual Property set forth in Section 3.9(b) of the Parent Disclosure Schedule used in the Business as currently conducted is valid, subsisting and enforceable.

     (c) As of the date of this Agreement, none of the Companies or their Subsidiaries have received a written claim or demand that remains outstanding from any Person, and there are no Proceedings against the Companies or their Subsidiaries in any jurisdiction pending or, to the knowledge of Parent, threatened, that challenges the ownership of any Intellectual Property owned by the Companies or their Subsidiaries. To the knowledge of Parent, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Companies or their Subsidiaries, and no written notice has been given and no Proceeding alleging any such misappropriation, infringement, dilution or violation is pending or threatened against any third party by any of the Companies or their Subsidiaries.

     (d) To the knowledge of Parent, the Business as currently conducted, including the products and services of the Business, do not infringe upon or misappropriate any Intellectual Property rights owned or controlled by any Person. As of the date of this Agreement, no written claim has been received by the Companies and their Subsidiaries asserting that the Business as currently conducted, including the products and services of the Companies and their Subsidiaries, infringe upon or misappropriate any Intellectual Property rights owned or controlled by any Person.

     (e) Except for Information Technology to be provided under the Ancillary Agreements, all Information Technology necessary to operate the Business as currently conducted is owned, free and clear of any Encumbrance (other than Permitted Encumbrances or Encumbrances arising under the Material Contracts), leased or licensed by the Companies or their Subsidiaries.

     (f) The Companies and their Subsidiaries use reasonable measures to protect their Confidential Information.

     Section 3.10 Litigation.

     (a) There are no (A) suits, actions or proceedings (each, a “Proceeding”) that are pending or, to the knowledge of Parent, threatened, and, to the knowledge of Parent, claims or investigations, or (B) outstanding Judgments, in each case against or directly involving the Companies or their Subsidiaries or any of their respective assets (1) that relate to the transactions contemplated hereby, (2) that relate to or involve more than $750,000, (3) that seek injunctive relief that is material to a Company or a Subsidiary of a Company or (4) by a Governmental Agency alleging that the Companies or their Subsidiaries are in violation of any Applicable Law, Judgment or License that is material to a Company or a Subsidiary of a Company. To the knowledge of Parent, none of the Companies or their Subsidiaries have received written notice of an unasserted claim of the type referred to in the preceding sentence that if asserted would have at least a reasonable possibility of an adverse determination. The Companies and their Subsidiaries are not a party or subject to or in default under any material Judgment.

     (b) There are no (A) Proceedings that are pending or, to the knowledge of Parent, are threatened, and, to the knowledge of Parent, claims or investigations, or (B) outstanding Judgments, in each case against or directly involving any Seller or any of its assets, as to which there is a reasonable possibility of adverse determination and, if so determined, would be reasonably expected to have a Seller Material Adverse Effect.

     (c) This Section 3.10 does not relate to Taxes, which are governed by Section 3.15 hereof, or Intellectual Property, which is governed by Section 3.9 hereof.

     Section 3.11 Compliance with Law; Governmental Approvals; Licenses.

     (a) The Companies and their Subsidiaries have conducted their respective businesses in compliance in all material respects with (i) all Applicable Law applicable to the conduct of their respective businesses and (ii) all Applicable Law in respect of competition, antitrust or foreign investment laws or regulations applicable to the conduct of their respective businesses.

     (b) The Companies and their Subsidiaries validly hold all material Licenses and are in compliance in all material respects with such Licenses required by Applicable Law to conduct their respective businesses as currently conducted. None of such material Licenses will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. To the knowledge of Parent, all such Licenses are in full force and effect and no action or claim is pending or threatened to revoke, terminate or invalidate in any material respect any such License.

     Section 3.12 Employee Benefit Plans.

     (a) Section 3.12(a) of the Parent Disclosure Schedule sets forth a true and complete list of each U.S. Company Employee Plan and each Non-U.S. Company Employee Plan.

     (b) Sellers and the Companies and their Subsidiaries have furnished to Buyer or have made available for inspection by Buyer prior to the date of this Agreement with respect to each U.S. Company Employee Plan set forth in Section 3.12(a) of the Parent Disclosure Schedule, true and complete copies of all material documents relating to such U.S. Company Employee Plan, including each of the following documents if applicable: (i) the U.S. Company Employee Plan document; (ii) the most recent determination or opinion letter or similar document from the relevant Governmental Agency for such U.S. Company Employee Plan, (iii) the most recent summary plan description and related summaries of material modifications, (iv) the most recent annual report required to be filed (including reports filed on Form 5500 with accompanying schedules and attachments) and each other report, statement, return or correspondence delivered to any Governmental Agency in the previous one year, (v) each trust agreement, group annuity Contract or other document relating to funding or payment of benefits under or relating to such U.S. Company Employee Plan and (vi) the most recent actuarial valuation for such U.S. Company Employee Plan.

     (c) Each of the U.S. Company Employee Plans, and each of the Companies and their Subsidiaries, with respect to the U.S. Company Employee Plans, is in compliance in all material respects with the applicable provisions of Applicable Law and any applicable collective bargaining or similar agreement. Each U.S. Company Employee Plan has been administered in compliance with its terms in all material respects. Each of the U.S. Company Employee Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a current determination letter from the IRS that such U.S. Company Employee Plan is so qualified and Parent has no knowledge of any condition or event that would be expected to adversely affect such status.

     (d) With respect to each plan sponsored, maintained or contributed to or required to be contributed to by any of the Companies or any Company ERISA Affiliate that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (each, a “Pension Plan”):

     (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived;

     (ii) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full;

     (iii) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been incurred by the Companies or their Subsidiaries that has not been satisfied in full;

     (iv) the PBGC has not instituted proceedings to terminate any such Pension Plan; and

     (v) Parent has provided Buyer with true and complete copies of the actuarial valuation, dated February, 2004, the actuarial summary for the fiscal period ending June 30, 2004 and the Company’s financial statement for the period ending June 30, 2003 with respect to such plans, in each case as set forth in Section 3.12(d)(v) of the Parent Disclosure Schedule.

     Within the six (6) years prior to the date hereof, none of the Companies or their Subsidiaries or their Company ERISA affiliates have an obligation to contribute to, or any actual or contingent liability with respect to, any “multiemployer plan” (as defined within Section 3(37) of ERISA).

     (e) There are no Proceedings pending, or to the knowledge of Parent, threatened, or claimed (other than routine claims for benefits) by, or on behalf of, directly involving or against any of the Company Employee Plans or any trusts related thereto.

     (f) All contributions or premiums required to be made by the Companies or their Subsidiaries with respect to U.S. Company Employee Plans under the terms of the U.S. Company Employee Plans, Applicable Law or otherwise have been made in full. All reports, returns and similar documents with respect to all U.S. Company Employee Plans required to be filed with any Governmental Agency or distributed to any U.S. Company Employee Plan participant have been duly and timely filed or distributed in all material respects.

     (g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause or result in the accelerated vesting, funding or delivery of, or increase the amount or value of, any material payment or benefit to any employee, officer or director of the Companies or their Subsidiaries.

     (h) No U.S. Company Employee Plan that is a welfare plan, whether or not subject to ERISA (each, a “Welfare Plan”), that provides health, medical, accident, sickness, workers compensation, disability, life insurance or death benefits provides benefits after termination of employment, except where the cost thereof is borne entirely by the former Participant (or their eligible dependents or beneficiaries) or as required by Section 4980B(f) of the Code or any similar Applicable Law, other than Welfare Plans required to be maintained under Applicable Law. The obligations and liabilities of the Companies and their Subsidiaries under each Welfare Plan that provides health, medical, accident, sickness, workers compensation, disability, life insurance or death benefits are fully funded through an insurance contract or similar arrangement and are not underfunded or self-insured.

     (i) With respect to each U.S. Company Employee Plan (i) there has not occurred any prohibited transaction in which any of the Companies or their Subsidiaries or any of their respective employees has been engaged that could subject any of the Companies or their Subsidiaries or, to the knowledge of Parent, any of their respective employees or any trustee, administrator or other fiduciary of any trust created under any U.S. Company Employee Plan, to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (ii) none of the Companies, their Subsidiaries and, to the knowledge of Parent, any trustee, administrator or other fiduciary of any U.S. Company Employee Plan, nor any agent of any of the foregoing, has engaged in any transaction or acted in a manner that could, or failed to act so as to, subject any of the Companies or their Subsidiaries or, to the knowledge of Parent, any such trustee, administrator or other fiduciary to any liability for breach of fiduciary duty under ERISA or any other Applicable Law. There has not been any material “reportable event” (as such term is defined on Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived with respect to any U.S. Company Employee Plan during the last five (5) years.

     (j) No “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to any of the Companies or their Subsidiaries will receive, or would reasonably be likely to receive, any “parachute payment” (as such term is defined in Treasury Regulation Section 1.280G-1) as a result of or in connection with any transaction contemplated hereby, whether pursuant to a U.S. Company Employee Plan, Company Employee Agreement or otherwise, that would (whether alone or in combination with any other action) be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), and no such Person is entitled to receive any additional payment from any of the Companies or their Subsidiaries or any other Person in the event that the excise tax under Section 4999 of the Code is imposed on such Person.

     (k) The liability of the Companies and their Subsidiaries, whether present, future or contingent, in respect of the Burns Philp (UK) Pension Plan does not exceed the amount, as of the Closing Date, held in the Mayer Brown Rowe & Maw escrow account (account number 10048755).

     (l) Each of the Non-U.S. Company Employee Plans, and each of the Companies and their Subsidiaries with respect to the Non-U.S. Company Employee Plans, is in compliance in all material respects with the applicable provisions of Applicable Law and any applicable collective bargaining or similar agreement. Each Non-U.S. Company Employee Plan has been administered in compliance with its terms in all material respects. All Non-U.S. Company Employee Plans required to have been approved by any non-U.S. Governmental Agency have been so approved or timely submitted for approval, no such approval has been revoked (nor has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Non-U.S. Company Employee Plan that would be expected to adversely affect any such approval.

     (m) With respect to Fürsergeverein, Managers I and Managers II, Parent has provided Buyer with true and complete copies of the actuarial valuation, dated March 25, 2004, and the actuarial summary for the period ending June 20, 2004, with respect to such plans, in each case as set forth in Section 3.12(m) of the Parent Disclosure Schedule.

     Section 3.13 Labor Relations and Employment. None of the employees of any of the Companies or their Subsidiaries are represented by any labor union or similar organization with respect to their employment.

     Section 3.14 Environmental Matters.

     (a) The Companies and their Subsidiaries are in compliance in all material respects with all Environmental Laws.

     (b) The Companies and their Subsidiaries validly hold all material Licenses and are in compliance in all material respects with such Licenses required by Environmental Law to conduct their respective businesses as currently conducted. None of such material Licenses will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. To the knowledge of Parent, all such Licenses are in full force and effect and no action or claim is pending or threatened to revoke, terminate or invalidate in any material respect any such License.

     (c) Except as has been materially resolved, as of the date of this Agreement, the Companies and their Subsidiaries have not received any written notice, demand, letter, claim or request for information alleging that the Companies or their Subsidiaries are in material violation of, or subject to any liability under, any Environmental Law.

     (d) Except as has been materially resolved, the Companies and their Subsidiaries are not subject to any Judgment relating to compliance with, or liability under, any Environmental Law, including in connection with any investigation or clean-up of any Hazardous Substance under any Environmental Law.

     (e) There are no circumstances or conditions, and no pending or threatened Proceedings arising out of Environmental Law with respect to the Companies and their Subsidiaries which circumstances, conditions, or claims would result in the imposition of liabilities on Buyer, or any of its respective affiliates, or the respective stockholders or Representatives of any of them.

     (f) The representations and warranties set forth in this Section 3.14 constitute the sole and exclusive representations of Parent with respect to the subject matter of this Section 3.14.

     Section 3.15 Taxes.

     (a) (i) Each Tax Return required to be filed (taking into account extensions) by or on behalf of, or including, any of the Companies and their Subsidiaries has been timely filed and all such Tax Returns were true and complete in all material respects, (ii) all Taxes owed by the Companies and their Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than Taxes being contested in good faith and which have been properly reserved for on the Pro Forma Balance Sheet or the New Zealand Balance Sheet, (iii) with respect to Taxes of, or Tax Returns filed by or on behalf of, or including, any of the Companies and their Subsidiaries, no statute of limitations on assessment has been waived and no extension of time with respect to assessment has been requested or received, (iv) the Pro Forma Balance Sheet or the New Zealand Balance Sheet, as the case may be, reflects an adequate reserve for all Taxes payable by the Companies and their Subsidiaries for all taxable periods and portions thereof accrued through the Pro Forma Balance Sheet Date and (v) none of the Companies and their Subsidiaries have received written notification of any threatened or pending, audit, investigation or similar proceedings relating to any Taxes and none of the Companies and their Subsidiaries are under audit or examination by any taxing authority or are a party to any litigation or pending litigation relating to any material Taxes.

     (b) The Companies and their Subsidiaries have complied in all material respects with all legal requirements relating to the withholding and payment of Taxes, including requirements relating to employee wage withholding.

     (c) No written notice of a claim or pending investigation has been received from any Governmental Agency in a jurisdiction where any of the Companies and their Subsidiaries currently do not file Tax Returns, alleging that any of the Companies and their Subsidiaries have a duty to file Tax Returns and pay Taxes or are otherwise subject to the taxing authority of such jurisdiction.

     (d) None of the Companies and their Subsidiaries has any liability for the Taxes of any person (other than any of the Companies and their Subsidiaries) under Applicable Law or pursuant to any Tax allocation or sharing or similar agreement.

     Section 3.16 Insurance. The insurance policies maintained in respect of the Companies and their Subsidiaries are set forth in Section 3.16 of the Parent Disclosure Schedule. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and, as of the date of this Agreement, no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation. To the knowledge of Parent, none of the Companies or their Subsidiaries are in default under any such insurance policies.

     Section 3.17 Transactions with Affiliates. Section 3.17 of the Parent Disclosure Schedule sets forth each Contract between the Companies or their Subsidiaries, on the one hand, and any Seller or any of their respective affiliates (other than the Companies and their Subsidiaries), on the other hand. After the Closing, other than (i) with respect to any Retained Entity/Asset until such time as such Retained Entity/Asset is transferred to Buyer and (ii) as contemplated hereby, no Seller or affiliates of any Seller (other than a Company or a Subsidiary of a Company) will have any interest in any property (real or personal, tangible or intangible) or Contract of a Company or a Subsidiary of a Company or used in or pertaining to their business. No Seller or any of their affiliates (other than the Companies and their Subsidiaries) provides any services to the Companies or their Subsidiaries.

     Section 3.18 Brokers or Finders. Other than Credit Suisse First Boston LLC, whose fees shall be paid by Parent, no broker, finder or investment banker is entitled to any fee or commission from Sellers or the Companies or their Subsidiaries for services rendered on behalf of them in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

     Other than as set forth herein or as otherwise disclosed to Sellers in a schedule delivered to Parent by Buyer on the date of this Agreement (the “Buyer Disclosure Schedule”), Buyer hereby represents and warrants to Sellers as of the date of this Agreement and as of the Closing Date as follows:

     Section 4.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation.

     Section 4.2 Authority; Execution and Delivery; Enforceability; No Conflicts

     (a) Buyer has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by Buyer have been duly authorized by requisite corporate and shareholder action, and no other acts on the part of Buyer are necessary to authorize this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby by Buyer. This Agreement has been duly executed by Buyer and each Ancillary Agreement, when executed, will have been executed and delivered by Buyer and (assuming the due authorization, execution and delivery hereof by Sellers) this Agreement constitutes and each Ancillary Agreement, when executed by Buyer, will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their terms.

     (b) The execution and delivery by Buyer of this Agreement does not, the execution and delivery by Buyer of the Ancillary Agreements, when executed and delivered by Buyer, will not, and the performance of any obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby and compliance with any of the provisions hereof or thereof by Buyer will not (i) violate or conflict with any provision of the certificate of incorporation or the by-laws or equivalent organizational documents of Buyer, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by any of the terms, conditions or provisions of any Contract to which Buyer or any Subsidiary of Buyer is a party, or by which any of them or any of their respective assets may be bound or affected, or (iii) violate any Judgment or

Applicable Law applicable to Buyer, any Subsidiary of Buyer or any of their respective assets other than, in the case of clauses (ii) and (iii) above which would not reasonably be expected to have a Buyer Material Adverse Effect. To the knowledge of Buyer, no consent or approval by, notice to or registration with any Governmental Agency, other than filings and approvals required under applicable competition, antitrust or foreign investment laws or regulations (including approvals under the HSR Act and Council Regulation (EEC) No. 4069/89), is required on the part of Buyer prior to the Closing Date in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     Section 4.3 Litigation. There are no (A) Proceedings that are pending or, to the knowledge of Buyer, threatened, and, to the knowledge of Buyer, claims or investigations, or (B) outstanding Judgments, in each case against or directly involving Buyer or any of its assets, as to which there is a reasonable possibility of adverse determination and, if so determined, would be reasonably expected to have a Buyer Material Adverse Effect.

     Section 4.4 Investment Intent. Buyer is acquiring the Stock for investment for Buyer’s own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. Buyer understands that the Stock has not been, and will not be, registered under the applicable securities laws of any jurisdiction and, in certain jurisdictions may not be offered, sold, transferred, pledged, hypothecated or otherwise disposed of except pursuant to registration or an exemption therefrom.

     Section 4.5 Funding. At Closing, Buyer will have sufficient funds and the financial capability to enable it to consummate the transactions contemplated hereby.

ARTICLE V

CERTAIN UNDERSTANDINGS AND AGREEMENTS

     Section 5.1 Conduct of the Business. From the date of this Agreement to the Closing Date, other than as expressly permitted by any other provision of this Agreement or as set forth in Section 5.1 of the Parent Disclosure Schedule, unless Buyer has consented in writing thereto (which consent shall not be unreasonably withheld or delayed), Parent:

     (a) shall cause the Companies and their Subsidiaries to conduct the Business in the ordinary course of business consistent with past practice;

     (b) shall cause the Companies and their Subsidiaries to (i) use their commercially reasonable efforts to preserve intact the Companies’ and their Subsidiaries’ business organizations and goodwill, keep available the services of the Companies’ and their Subsidiaries’ officers and employees and maintain the Companies’ and their Subsidiaries’ material business relationships, (ii) maintain their material assets in the ordinary course of business consistent with past practice and (iii) use commercially reasonable efforts to remove any Encumbrance to which any of the Company’s or their

Subsidiaries’ assets become subject after the date of this Agreement and of which Parent has knowledge;

     (c) shall (i) cause the Companies and their Subsidiaries, upon any damage, destruction or loss to any material asset, to apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such asset before such event or, to such other (better) condition as may be required by Applicable Law, (ii) keep, or cause to be kept, all insurance policies set forth in Section 3.16 of the Parent Disclosure Schedule or comparable policies, in full force and effect through the close of business on the Closing Date and (iii) as of the Closing Date, use reasonable efforts to assign, or cause to be assigned, to the Companies and their Subsidiaries any and all assignable rights to proceeds relating to claims filed with respect to the Companies’ or their Subsidiaries’ assets that Sellers or any of their affiliates may have under insurance policies covering claims by the Companies or their Subsidiaries relating to the period on or prior to the Closing Date;

     (d) shall cause the Companies and their Subsidiaries not to amend their articles of incorporation, by-laws or equivalent organizational documents;

     (e) shall not permit the Companies or their Subsidiaries to terminate, adopt or amend, or agree to terminate, adopt or amend, any Company Employee Plan, Company Employee Agreement or collective bargaining or similar agreement, other than as may be required by Applicable Law or Tax qualification requirements;

     (f) shall not permit the Companies or their Subsidiaries to grant any Key Employee an increase in compensation, bonus opportunity, severance or termination compensation or benefits in excess of ten percent (10%) of such Key Employee’s aggregate compensation for the one year period ending on the date of this Agreement, other than in the ordinary course of business consistent with past practice or pursuant to Contracts or Company Employee Plans as in effect on the date of this Agreement;

     (g) shall not permit the Companies or their Subsidiaries to take any action to fund or otherwise secure any obligations, to accelerate any rights, benefits or funding obligations, under any collective bargaining or similar agreement or any benefit plan, program or agreement in effect as of the date hereof, including Company Employee Plans and Company Employee Agreements, except as required by Applicable Law or the terms of any such plan, program or agreement as in effect on the date of this Agreement;

     (h) shall not permit the Companies or their Subsidiaries to create and fill any new management position which position has an annual base compensation exceeding $200,000;

     (i) shall not permit the Companies or their Subsidiaries to pay or provide to any Participant any benefit not provided under any benefit plan, program or agreement in effect as of the date of this Agreement, including Company Benefit Plans and Company Benefit Agreements, in accordance with its terms as of the date of this Agreement;

     (j) shall not permit the Companies or their Subsidiaries to make any change in any method of accounting or accounting practices or policies other than those required by Applicable Law or generally accepted accounting principles applicable to the Companies or their Subsidiaries;

     (k) shall not permit the Companies or their Subsidiaries to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, unless in the ordinary course of business consistent with past practice;

     (l) shall not permit the Companies or their Subsidiaries to make or incur any capital expenditure (of a non-emergency nature) that is (i) not approved by Parent as of the date of this Agreement or (ii) in the aggregate, in excess of $5.0 million, other than, in the case of clauses (i) and (ii) above, as the case may be, any such capital expenditure for which one or more Sellers shall be solely obligated;

     (m) shall not permit the Companies or their Subsidiaries to amend, revise, renew or terminate any Material Contract or enter into a contract that would constitute a Material Contract if in existence on the date of this Agreement, other than in the ordinary course of business consistent with past practice;

     (n) shall not permit the Companies or their Subsidiaries to sell, lease, license or otherwise dispose of any of its assets, except inventory and obsolete or excess equipment, which are material (individually or in the aggregate) to such Company or Subsidiary of such Company, other than in the ordinary course of business consistent with past practice;

     (o) shall not permit the Companies or their Subsidiaries to redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock or any securities that provide the right to vote on matters on which holders of the Stock have the right to vote;

     (p) shall not, and shall not permit the Companies or their Subsidiaries (other than Burns Philp Food) to, (A) make or rescind any material Tax election or amend any material Tax Return relating to such Companies or Subsidiaries, (B) change any of the Companies’ or their Subsidiaries’ methods of reporting income or deductions for Tax purposes, (C) compromise any material Tax liability of the Companies or their Subsidiaries or (D) issue a waiver to extend the period of limitations for the payment or assessment of any material Tax of the Companies or their Subsidiaries, except to the extent, in any such case, required by Applicable Law;

     (q) other than with respect to Intercompany Assets and Intercompany Liabilities, shall not permit any of the Companies or their Subsidiaries to directly or indirectly guarantee Indebtedness, liabilities or obligations of any Person, other than any Company or a Subsidiary of a Company;

     (r) shall not permit the Companies or their Subsidiaries to grant any increase in compensation or benefits payable as a result of the consummation of the transactions contemplated hereby (whether alone or in combination with termination of employment);

     (s) shall not enter into, modify, amend, terminate or permit the lapse of any lease or sublease of, or reciprocal easement agreement or operating agreement relating to, any Manufacturing Facility, except for modifications or amendments associated with renewals of existing leases or subleases in the ordinary course of business consistent with past practice, with respect to which Buyer shall have the right to participate;

     (t) except as contemplated hereby, shall not permit any Company or Subsidiary of any Company to pay, loan, dividend, distribute or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with any Seller or any of their affiliates (other than a Company or a Subsidiary of a Company);

     (u) shall not permit any Company or Subsidiary of any Company to engage in any trade loading practices, including sales of a Product (i) with payment terms longer than terms customarily offered by such Company or Subsidiary of a Company for such Product, (ii) at a greater discount from listed prices than customarily offered for such Product, (iii) at a price that does not give effect to any previously announced general increase in the list price for such Product, (iv) with shipment terms more favorable to the customer than shipment terms customarily offered by such Company or Subsidiary of a Company for such Product, (v) in a quantity materially greater than the reasonable retail or wholesale (as the case may be) resale requirement of the particular customer or (vi) in conjunction with other benefits to the customer not in the ordinary course of business with such customer;

     (v) shall, and shall cause the Companies and their Subsidiaries to, pay all Taxes due between the date of this Agreement and the Closing Date; and

     (w) shall not agree to, or allow the Companies or their Subsidiaries to agree to, or exercise any option to, whether in writing or otherwise, do any of the foregoing actions described in clauses (d) — (u) above.

     Section 5.2 Pre-Closing Access to Properties and Records; Confidentiality.

     (a) Between the date of this Agreement and the Closing Date or, in the case of any Retained Entities/Assets, the date of the Delayed Closing with respect to such Retained Entities/Assets, Parent will cause the Companies and their Subsidiaries to give authorized Representatives of Buyer, in such a manner as not to unduly disrupt normal business activities, reasonable access to review the premises, properties, contracts, Tax Returns, books, records and affairs of the Companies and their Subsidiaries, and Parent will cause the officers and the officers of the Companies and their Subsidiaries to furnish such financial, technical and operating data and other information pertaining to the Companies and their Subsidiaries, as Buyer shall from time to time reasonably request.

     (b) Buyer will hold, and will cause its Representatives to hold, in confidence all information obtained as a result of such access or furnished by or on behalf of Sellers, the Companies or their Subsidiaries or their respective Representatives in accordance with the terms of the confidentiality agreement dated April 6, 2004 between Parent and Buyer (the “Confidentiality Agreement”), and will use such information only for the purpose of considering the transactions contemplated hereby; provided, however, that if the transactions contemplated hereby are not consummated as contemplated hereby, Buyer will promptly return all such information and all information derived therefrom (including all copies, summaries and excerpts thereof) to Parent in accordance with the terms of such Confidentiality Agreement and Buyer will hold, and will cause its Representatives to hold, in confidence all information obtained as a result of such access or furnished by or on behalf of Sellers, the Companies or their Subsidiaries or their respective Representatives in accordance with the terms of the Confidentiality Agreement for a period of two (2) years following the date of the return of such information. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating to Sellers, the Companies and their Subsidiaries; provided, however, that Buyer acknowledges that any and all other information provided to it by Sellers, the Companies or their Subsidiaries concerning Parent and its affiliates (other than the Companies and their Subsidiaries) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date. Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX hereof and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.2(b). Seller shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     (c) Sellers, other than the Initial Sellers, will hold, and will cause their affiliates and their Representatives to hold, in confidence, all information (including the Confidential Information) relating to the Companies and their Subsidiaries, except as required by Applicable Law and except for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 5.2(c). Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX hereof and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.2(c). Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     (d) Parent hereby assigns, effective at the Closing, to Buyer its rights under all confidentiality agreements entered into by Parent or any of its affiliates with any Person in connection with the proposed sale of the Companies or their Subsidiaries to the extent such rights relate to the Companies or their Subsidiaries. Copies of such confidentiality agreements shall be provided to Buyer on the Closing Date.

     Section 5.3 Post-Closing Access to Records / Assistance.

     (a) On the Closing Date, Sellers shall make available to Buyer all agreements, documents, books, Tax Returns, records and files, including records and files stored on computer disks or tapes or any other storage medium (collectively, “Records”), if any, in the possession of Sellers or any of their affiliates relating to the business and operations of the Companies and their Subsidiaries, subject to the following exceptions:

     (i) Buyer recognizes that certain Records may contain incidental information relating to the Companies or their Subsidiaries or may relate primarily to Subsidiaries, divisions or businesses of Sellers other than the Companies or their Subsidiaries, and that Sellers may retain such Records and shall provide copies of the relevant portions thereof to Buyer;

     (ii) Sellers may retain all Records prepared in connection with the sale of the Stock, including bids received from other parties and analyses relating to the Companies and their Subsidiaries; and

     (iii) Sellers may retain any Tax Returns, and Buyer shall be provided with copies of the separate Tax Returns of the Companies and their Subsidiaries and any Tax Returns that relate to the separate Tax liability of the Companies and their Subsidiaries; provided, however, that prior to disposing of any such Tax Returns of, or including, any of the Companies and their Subsidiaries prior to two (2) years after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof), Sellers shall notify Buyer and shall deliver such Tax Returns to Buyer if Buyer requests.

     (b) Sellers and Buyer shall cooperate with each other, and shall cause their affiliates and their Representatives to cooperate with each other, for a period of one (1) year after the Closing to ensure the orderly transition of the Companies and their Subsidiaries from Sellers to Buyer and to minimize any disruption to the Companies and their Subsidiaries and the other respective businesses of Sellers and Buyer that might result from the transactions contemplated hereby. After the Closing, Buyer and Sellers (each, a “Providing Party”) will make available to the other party (the “Requesting Party”) such Tax Returns, books, records, information and assistance, at such time or times as the Requesting Party will reasonably request without unduly interfering with the business of the Providing Party, as is necessary for the Requesting Party to comply with the legal requirements of any Government Agency, including for the purpose of any required filing with the U.S. Securities and Exchange Commission, the Australian Stock Exchange, the London Stock Exchange or any other securities exchange, including for these purposes, any such filing required to be made by Parent under the terms of outstanding debt securities or the indentures pursuant to which they were issued, whether or not a legal requirement of a Governmental Agency, or as necessary in order to prepare the Requesting Party’s consolidated financial statements.

     (c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to Section 5.3(b) or 10.4 hereof. Any information relating to the Companies or their Subsidiaries received by any Seller pursuant to Section 5.3(b) or 10.4 hereof shall be subject to Section 5.2(b) hereof.

     (d) To the extent any Company or a Subsidiary of a Company transferred to Buyer pursuant to the terms and conditions of this Agreement managed any liabilities set forth in Section 5.3(d) of the Parent Disclosure Schedule on behalf of Parent unrelated to the Business, from and after the Closing, Buyer shall cause such Company or Subsidiary, as the case may be, to provide Parent with reasonable assistance regarding the continued management of such liabilities.

     Section 5.4 Reasonable Efforts.

     (a) Subject to the terms and conditions of this Agreement, each party shall use reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable under Applicable Law to consummate the transactions contemplated hereby. The parties shall cooperate with one another (i) in promptly determining whether any action by or in respect of, or filing with, any Governmental Agency is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts and (ii) subject to the terms and conditions of this Agreement, in promptly taking such actions or making any such filings (including obtaining authorizations, consents, orders or approvals of, or making declarations or filings with, any Governmental Agency required to be obtained or filed, as the case may be), furnishing information required in connection therewith and seeking to obtain in a timely fashion any such actions, consents, approvals or waivers.

     (b) Notwithstanding the prior paragraph, each party hereto shall use its reasonable efforts to obtain any clearance required under applicable competition, antitrust or foreign investment laws or regulations (including approvals under the HSR Act and Council Regulation (EEC) No. 4069/89) or such other Applicable Law for the consummation of the transactions contemplated hereby; provided, however, that, for purposes of this Section 5.4(b), “reasonable efforts” shall not include (i) any obligation on the part of Buyer to agree to (A) any prohibition or limitation on the ownership or operation by Buyer and any of its Subsidiaries of any material portion of the business or assets of Buyer and its affiliates or the Companies and their Subsidiaries; (B) dispose of or hold separate any material portion of the business or assets of Buyer and its affiliates or the Companies and their Subsidiaries; (C) any limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of Stock representing ownership in a material portion of the business or assets of the Companies and their Subsidiaries, including the right to vote such Stock on all matters properly presented to the holders of such Stock; or (D) any prohibition or limitation on Buyer or any of its Subsidiaries from controlling in any material respect any material portion of the business or operations of the Companies and their Subsidiaries; or (ii) any obligation on the part of Buyer to litigate Proceedings by any Governmental Agency (A) seeking to prohibit or limit the ownership or operation by Buyer or any of its Subsidiaries of any portion of the business or assets of Buyer, the Companies or any of their Subsidiaries, or to compel Buyer, the Companies or any of their Subsidiaries to dispose of or hold separate any portion of the business or assets of Buyer, the Company or any of their Subsidiaries, in each case as a result of the consummation of the transactions contemplated hereby; (B) seeking to impose limitations on ability of Buyer to acquire or hold, or exercise full rights of ownership of, any of the Stock, including the right to vote the Stock on all matters properly presented to the holders of the Stock; or (C) seeking to prohibit Buyer or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Companies or any of their Subsidiaries.

     (c) Notwithstanding anything to the contrary contained in this Section 5.4, Buyer and, if required under Applicable Law, Seller, shall, within five (5) Business Days (i) after the date of this Agreement, submit (A) two (2) separate and independent applications to the Australian Foreign Investment Review Board (the “FIRB”), the first for the approval of the transfer of the Burns Philp Food Overseas Stock and the second for the approval of the transfer of the Stock of the Australian Companies and (B) a filing pursuant to the HSR Act and (ii) of receiving from Parent all of the information reasonably required therefor, make all other filings (other than those required in the preceding clause (i)) required under applicable competition, antitrust or foreign investment law or regulations for approval of the consummations of the transactions contemplated hereby (“Other Filings”). Buyer and Seller shall use their reasonable efforts to obtain the FIRB approval and all other approvals or consents in respect of the Other Filings of the transfers as soon as practicable, including taking all actions and providing all such information as the FIRB or other Governmental Agencies, in respect of the Other Filings, may require in connection with such applications.

     (d) Notwithstanding anything to the contrary contained in this Section 5.4, Parent will use reasonable efforts to obtain a confirmation from the ASX to the effect that Parent is not required to obtain the approval of its shareholders under Chapter 11 of the ASX Listing Rules to consummate the sale of the Stock as contemplated hereby. If, despite such reasonable efforts, the ASX determines that Parent requires the approval by its shareholders in accordance with Chapter 11 of the ASX Listing Rules (the “Resolution”) to consummate the sale of the Stock, Parent shall:

     (i) prepare a draft of the notice convening a meeting of its shareholders to vote on the Resolution together with any accompanying explanatory materials as soon as reasonably practicable and provide Buyer and its advisers a draft and reasonable opportunity to review and comment on the draft, such comments to be taken into reasonable account by Parent;

     (ii) convene a meeting of its shareholders in accordance with applicable ASX requirements as soon as reasonably practicable after the date of this Agreement; and

     (iii) use its reasonable efforts to procure that the Parent board of directors recommends that shareholders of Parent vote in favor of the Resolution for the sale of the Stock as contemplated hereby.

     Buyer and Parent shall cooperate with one another regarding, and Buyer shall provide such information as Parent reasonably requests in connection with, Parent’s preparation, and filing with ASX and any Governmental Agency, to the extent required pursuant to Applicable Law, of any documents or other materials required to convene a meeting of its shareholders in accordance with clause (i) above.

     (e) Prior to the Closing and for a period of twelve (12) months thereafter, each party hereto shall, and shall cause its affiliates to, use reasonable efforts (at its own expense) to cause the assignment, transfer, conveyance or delivery of, or obtain and to cooperate in obtaining, all consents from third parties necessary to assign, transfer, convey or deliver to the Companies or their Subsidiaries, as the case may be, any Contract or asset actually used solely in the operation and conduct of the Companies’ or their Subsidiaries’ business as of the date of this Agreement, as the case may be, and which neither the Companies nor their Subsidiaries owns or leases or to which neither the Companies nor their Subsidiaries are parties as of the date of this Agreement, including the assets and Contracts set forth in Section 5.4(e) of the Parent Disclosure Schedule; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (other than nominal filing or application fees). Additionally, prior to the Closing and for a period of twelve (12) months thereafter, each party hereto shall, and shall cause each of its affiliates to, assign, transfer, convey and deliver to the Companies or their Subsidiaries, as the case may be, any assets owned by Sellers or any of its affiliates (other than the Companies or their Subsidiaries) and actually used primarily in the operation and conduct of the Companies’ and their Subsidiaries’ business as of the date of this Agreement and not owned by the Companies or their Subsidiaries as of the date of this Agreement. Additionally, prior to the Closing and for a period of 12 months thereafter, Sellers shall, and shall cause their affiliates to, upon the reasonable request of Buyer, use reasonable efforts (at its own expense) to obtain, and to cooperate in obtaining, all consents from third parties necessary under any Material Contract as a result of the consummation of the transactions contemplated hereby; provided, however, that Sellers and their affiliates shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (other than nominal filing or application fees).

     (f) Sellers shall not, nor shall any of them authorize or permit any shareholder, affiliate, officer, director or employee of or investment banker, attorney, accountant or other Representative retained by any of them to, (i) directly or indirectly solicit, initiate or knowingly encourage any Competing Proposal or (ii) enter into any Contract with respect to any Competing Proposal prior to eighteen (18) months from the date of this Agreement. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer of any Seller or any shareholder, affiliate, investment banker, attorney or Representative retained by any Seller, whether or not such person is purporting to act on behalf of such Seller or otherwise, shall be deemed to be a breach of this Section 5.4(f) by such Seller.

     Section 5.5 Benefits.

     (a) For a period of one (1) year following the Closing Date, Buyer will provide, or cause to be provided, welfare benefits (other than severance benefits) to the Business’ employees and officers who are employed by the Companies, their Subsidiaries, Buyer or any Subsidiary of Buyer immediately after the Closing Date (the

“Business Employees”) that are comparable in the aggregate to either, in Buyer’s discretion, (i) the equivalent welfare benefits currently provided to the Business Employees or (ii) the welfare benefits provided to similarly situated employees of Buyer and its Subsidiaries. From and after the Closing Date, Buyer shall grant all of the Business Employees for purposes of vesting and eligibility (but not for purposes of benefit accrual) with respect to such benefit rights, credit for all service with the Companies prior to the Closing Date (to the same extent that such service would have been taken into account if it had been service with Buyer), provided that Buyer shall grant Business Employees credit for such service for purposes of benefit accrual or any other purpose to the extent required by Applicable Law. Buyer and Sellers agree that where applicable with respect to any medical or dental benefit plan of Buyer, (a) Buyer shall waive, with respect to any Business Employee, any pre-existing condition exclusion and actively-at-work requirements (to the extent such exclusion or requirement would not have applied under the applicable Company Employee Plan) and (b) any covered expenses incurred on or before the Closing Date by a Business Employee or a Business Employee’s covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date to the same extent as such expenses would be taken into account if incurred by similarly situated employees of Buyer. Notwithstanding anything in this Section 5.5 to the contrary, Buyer shall be responsible for any and all obligations and liabilities arising in connection with changes in the terms of employment, compensation or benefits of Business Employees, or the termination of such employment, after the Closing. Subject to the prior sentence, nothing in this Section 5.5 shall be construed as requiring Buyer to continue or maintain any specific plan or agreement or to continue the employment of any specific person or as preventing Buyer from changing the benefits provided to any specific person.

     (b) Each of Serrol Ingredients, Mauri Yeast and Burns Philp Technology & Development (the “Australian Employers”) shall be entitled, following the Closing, to continue to participate as an employer in the Burns Philp sub-plan of the BT Lifetime Super — Employer Plan (the “BP Plan”), subject to the consent of BP Plan trustee, and in the Goodman Fielder Superannuation Fund (the “GF Fund”), subject to the consent of the GF Fund trustee, until such time as assets are transferred out of the BP Plan and the GF Fund to a superannuation fund selected by Buyer (“Buyer’s Fund”) as set out in Section 5.5(c) and Buyer shall use its reasonable efforts to cause each Australian Employer to:

     (i) make contributions (“Contributions”) to the BP Plan and the GF Fund in respect of all its employees (“Australian Employees”) who remain members of the BP Plan and the GF Fund immediately after the Closing;

     (ii) enter into a deed on Closing with the trustee of the BP Plan or the GF Fund (as the case may be) in respect of the Australian Employer’s participation in the Fund applicable to its Australian Employees in accordance with the trust deed governing the Fund; and

     (iii) transfer (which may be by way of successor fund transfer) (“Transfer”) on the date (“Transfer Date”) which is three (3) months after the Closing each Australian Employee employed by it at that date and their fully funded superannuation benefits to the Buyer’s Fund in accordance with Australian law and calculated according to statutory rules, taking the provisions of the BP Plan and the GF Fund into account;

     provided, however, that each Australian Employer’s entitlement to participate as an employer in the BP Plan and the GF Fund shall terminate on the Transfer Date; provided, further, however, that neither Buyer nor any of its Subsidiaries shall have any liability in respect of the overall funding of the BP Plan and the GF Fund (other than the Contributions) nor any entitlement to any employer reserve or surplus in the GF Fund or the BP Plan. If requested by Buyer, Parent shall use its reasonable efforts to cause the Transfer.

     (c) On Closing, Buyer shall select the Buyer’s Fund and shall notify Parent and the Australian Employers of the Buyer’s Fund to enable the Transfer to be effected on the Transfer Date.

     (d) Not later than ten (10) Business Days prior to the Closing, Buyer or one of its affiliates must send to each employee listed in Section 5.5(d) of the Parent Disclosure Schedule (“China East Asia Pacific Employees”) a letter, offering to employ such China East Asia Pacific Employee conditional (i) on and with effect from the Closing on terms and conditions of employment at least as favorable, in the aggregate, as the China East Asia Pacific Employee’s current terms and conditions of employment and (ii) on the China East Asia Pacific Employee providing to Parent or the relevant employer of such China East Asia Pacific Employees the China East Asia Pacific Employee’s resignation effective on the Closing. At the Closing, Parent must release or procure the release of the China East Asia Pacific Employees from employment with Parent or the relevant employer, that release to take effect at the close of business on the Closing Date. Buyer shall be solely responsible for (i) the payment of Employment Benefits and Leave Benefits to those China East Asia Pacific Employees who do not accept Buyer’s offer of employment and (ii) all Employment Benefits and Leave Benefits due to or accrued to China East Asia Pacific Employees at the close of business on the Closing Date in respect of any period of employment of the China East Asia Pacific Employees up to the Closing Date. Buyer hereby indemnifies Parent against any Loss which Parent or any of its Subsidiaries pays, suffers, incurs or is liable for at any time in respect of a China East Asia Pacific Employee for Employment Benefits and any other entitlements due to or accrued by a China East Asia Pacific Employee before or after the Closing arising out of the employment of the China East Asia Pacific Employee or termination of that employment. Following the transfer of the China East Asia Pacific Employees to Buyer or one of its affiliates in accordance with this Section 5.5(d), Buyer or one of its affiliates shall provide the services of the China East Asia Pacific Employees to Parent and its Subsidiaries to the extent required for Parent and its Subsidiaries to carry on the businesses of any Retained Entities/Assets until such Retained Entities/Assets are transferred to Buyer or one of its affiliates in accordance with Sections 2.2(c) and 5.11(a) hereof or sold to a third party or retained by Parent pursuant to Section 2.2(d)(i) hereof.

On or as soon as reasonably practicable after Buyer receives notice that the ACCC refuses to grant ACCC Approval or FIRB refuses to grant FIRB Approval for the transfer of the Australian Companies to Buyer or if, after twelve (12) weeks following the Closing Date, the retention of the Technology IP by Burns Philp Technology or Burns Philp Technology and Development materially adversely effects the Technology IP, Buyer or one of its affiliates must send to each employee listed in Section 5.5(d) hereof of the Parent Disclosure Schedule (“R&D Employees”) a letter, offering to employ such R&D Employee conditional (i) on and with effect from the completion of the transfer of the Technology IP in accordance with Section 2.2(h) or 2.2(i) hereof on terms and conditions of employment at least as favorable, in the aggregate, as the R&D Employee’s current terms and conditions of employment and (ii) on the R&D Employee providing to Parent or the relevant employer of such R&D Employee the R&D Employee’s resignation effective on completion of the transfer of the Technology IP in accordance with Section 2.2(h) or 2.2(i) hereof. On completion of the transfer of the Technology IP in accordance with Section 2.2(h) or 2.2(i) hereof, Parent must release or procure the release of the R&D Employees from employment with Parent or the relevant employer, that release to take effect from the close of business on the date of the transfer of the Technology IP. Buyer shall be solely responsible for (i) the payment of Employment Benefits and Leave Benefits to those China East Asia Pacific Employees who do not accept Buyer’s offer of employment and (ii) all Employment Benefits due to or accrued to China East Asia Pacific Employees at the close of business on the date of transfer of the Technology IP in respect of any period of employment of the China East Asia Pacific Employees up to the Closing Date. Buyer hereby indemnifies Parent against any Loss which Parent or any of its Subsidiaries pays, suffers, incurs or is liable for at any time in respect of a R&D Employee for Employment Benefits and any other entitlements due to or accrued by a R&D Employee after the date of transfer of the Technology IP arising out of Buyer’s or one of its affiliates’ employment of the R&D Employee or termination of that employment. Not later than ten (10) Business Days before closing of the transfer of the Serrol Ingredients Stock and the Mauri Yeast Stock (the “Serrol Closing”), Buyer or one of its affiliates must send to each employee set forth in Section 5.5(d) of the Parent Disclosure Schedule (the “Serrol Employees”) a letter, offering to employ such Serrol Employee conditional (i) on and with effect from the Serrol Closing on terms and conditions of employment at least as favorable, in the aggregate, as the Serrol Employee’s current terms and conditions of employment and (ii) on the Serrol Employee providing to Parent or the relevant employer of such Serrol Employee the Serrol Employee’s resignation effective on the Serrol Closing. At the Serrol Closing, Parent must release or procure the release of the Serrol Employees from employment with Parent or the relevant employer, that release to take effect at the close of business on the Serrol Closing Date. Buyer shall be solely responsible for (i) the payment of Employment Benefits and Leave Benefits to those Serrol Employees who do not accept Buyer’s offer of employment and (ii) all Employment Benefits due to or accrued to the Serrol Employees at the close of business on the Serrol Closing Date in respect of any period of employment of the China East Asia Pacific Employees up to the Closing Date. Buyer hereby indemnifies Parent against any Loss which Parent or any of its Subsidiaries pays, suffers, incurs or is liable for at any time in respect of a Serrol Employee for Employment Benefits and any other entitlements due to or accrued by a Serrol Employee after Serrol Closing arising out of Buyer’s employment of the Serrol Employee or termination of that employment.

     (e) Parent, Burns Philp New Zealand and Buyer shall use their reasonable efforts to procure that prior to the Closing Date the New Zealand Plan Trustee enters into a deed of novation to the effect that (i) the responsibilities of Burns Philp New Zealand shall be assumed by New Zealand Food as from the Closing Date and that Burns Philp New Zealand shall be released and discharged from its future obligations as a participant in the New Zealand Plan (ii) as from the Closing Date, New Zealand Food will perform the obligations of Burns Philp New Zealand as an employer under the New Zealand Plan (iii) the New Zealand Plan Trustee shall accept the undertakings referred to in (i) and (ii) above and (iv) the name of the New Zealand Plan shall be amended to delete all references to the name of Parent and (v) the transfer agreement dated 22 September 2000 between the New Zealand Plan Trustee and Burns Philp New Zealand will be terminated with effect from the Closing Date. Subject to the New Zealand Plan Trustee agreeing to enter into a deed of novation on terms acceptable to Parent and Buyer, Parent will procure that Burns Philp New Zealand and New Zealand Food will enter into such deed of novation and deliver a duly executed copy to Buyer on the Closing Date. Buyer will procure that New Zealand Food provides all employees of New Zealand Food who are members of the New Zealand Plan with ongoing superannuation and related benefits on the same terms as those enjoyed by those employees by virtue of their membership of the New Zealand Plan at the Closing Date. Parent, Burns Philp New Zealand and Buyer shall use their reasonable efforts to procure, prior to the Closing Date, an unconditional release of Parent from its obligations under the New Zealand Benefit Guarantees with effect from the Closing Date. To the extent that Parent cannot be unconditionally released from the New Zealand Benefit Guarantees on or prior to the Closing Date, Buyer shall indemnify and hold harmless Parent from and against any Losses that Parent incurs under or in relation to any New Zealand Benefit Guarantee on or after the Closing Date.

     (f) Parent shall pay, or shall cause to be paid, and Buyer and its affiliates shall have no liability or obligation with respect to, any amount payable pursuant to or in respect of the Burns Philp Inc. Executive Deferred Compensation Plan, whether in connection with the transactions contemplated hereby or otherwise.

     (g) Parent shall take, and shall cause to be taken, all necessary actions, including amending the Burns Philp Inc. Savings Plan and the Burns Philp Inc. Retirement Plan for Non-Bargaining Unit Employees (the “Specified Plans”) in a manner reasonably satisfactory to Buyer, to cease the accrual of all benefits under the Specified Plans, effective as of the Closing Date, for any participant therein who as of the Closing Date or thereafter is an employee of Nutrition 21, Inc. (the “Specified Employees”). As soon as practicable following the date of this Agreement, Parent shall provide, or shall cause to be provided, a “section 204(h) notice” (as such term is defined in Treasury Regulation Section 54.4980F-1), in form and substance reasonably satisfactory to Buyer, with respect to such cessation of benefit accruals to each “applicable individual” (as such term is defined in Treasury Regulation Section 54.4980F-1), which notices shall be delivered in a manner reasonably satisfactory to Buyer.

     (h) Parent shall provide, and shall cause to be provided, to Buyer such documents, records and other information as Buyer may reasonably request in connection with the Specified Plans and any spin-off of such plans.

     Section 5.6 No Use of Certain Names.

     (a) Buyer shall, and shall cause the Companies and their Subsidiaries, promptly, and in any event (a) within three hundred and sixty-five (365) calendar days after the Closing, to revise print advertising, product labeling and all other information or other materials, including any Internet or other electronic communications vehicles, to delete all references to the Names and to change their signage and stationary to discontinue use of the Names thereon and (b) within one hundred and eighty calendar (180) days after the Closing, to change their corporate names and trade names to discontinue use of the Names; provided, however, that after the Closing Date, Buyer may continue to distribute Product inventory with labeling that uses any Names to the extent that such inventory exists as of the Closing Date; provided, further, however, that Buyer shall not be deemed to have violated this Section 5.6 by reason of the appearance of any Names in or on any tools, dies, equipment and internal business records in existence prior to the Closing. In no event shall Buyer, the Companies or their Subsidiaries use any Names after the Closing in any manner or for any purpose different from the use of such Names by Sellers, the Companies or their Subsidiaries during the ninety (90) day period preceding the Closing. “Names” means “Burns Philp” and “Goodman Fielder” and any variations and derivatives thereof and any other logos or trademarks of Sellers and their affiliates and any names confusingly similar thereto.

     (b) Promptly, and in any event within one hundred and eighty (180) calendar days following the Closing, Sellers and their affiliates shall amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate its right to use the names identified in Section 3.9(b) of the Parent Disclosure Schedule or any names confusingly similar thereto and Sellers and their affiliates shall not thereafter use those names or other names acquired by Buyer hereunder or any names confusingly similar thereto.

     Section 5.7 Agreement Not To Compete.

     (a) For a period of four (4) years from the Closing, none of the Sellers shall, and Sellers shall cause each of their respective affiliates not to, directly or indirectly:

     (i) in any part of the world, manufacture, distribute, market or sell (A) yeast for supply to bakeries in the commercial baking industry, yeast for consumer use in home baking or yeast extracts; or (B) bakery ingredients for commercial bakers ((A) — (B), the “Competitive Activities”);

     (ii) solicit any current or former customer of the Business to purchase any of the products referenced in clauses (A) — (B) above and currently sold by the Business from anyone other than Buyer and its affiliates; and

     (iii) (A) solicit, recruit or hire any employee of the Business or (B) solicit or encourage any employee of the Business to leave the employment of the Business; provided, however, that the foregoing shall not apply to responses to or follow up hiring in respect of general solicitations or advertisements for job positions not specifically directed to such employee.

     (b) Section 5.7(a) hereof shall not be breached

     (i) as a result of the ownership by any Sellers or any of their affiliates of:

     (A) less than an aggregate of ten percent (10%) of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities;

     (B) a Person that engages, directly or indirectly, in Competitive Activities if such Competitive Activities account for less than ten percent (10%) of such person’s consolidated annual revenues; provided, however, that such Competitive Activities in the relevant market account for less than 20% of the annual revenues of Buyer and its affiliates in such market in respect of Competitive Activities;

     (C) any Retained Entity; or

     (D) any Transferred Properties to the extent of the activities of those Transferred Properties as at the date hereof; or

     (ii) as a result of:

     (A) the sale or distribution by any of the Sellers or any of their affiliates of any products provided by Buyer or its affiliates; or

     (B) the existing Goodman Fielder flour business in New Zealand.

     (c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.7(a) hereof. Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     Section 5.8 Divestiture / Separation of the Transferred Properties.

     (a) Buyer and Sellers agree that, as soon as reasonably practicable after the date of this Agreement, Parent shall either (i) in its absolute discretion negotiate,

execute and consummate a sale to one or more Third Parties of the entities or assets listed in Section 5.8 of the Parent Disclosure Schedule (the “Transferred Properties”, and each such sale, a “Transferred Properties Sale”) or, (ii) in its absolute discretion, sell, convey, transfer, distribute (by dividend or otherwise) or deliver such Transferred Properties to Parent or any Subsidiary of Parent (it being understood and agreed that the foregoing includes any action taken at the direction of Parent by or on behalf of any Subsidiary of Parent).

     (b) Buyer acknowledges and agrees that:

     (i) notwithstanding paragraph (a) above, to the extent the sales of any of the Transferred Properties located in Marani, Tronador, Zarate, Lamos de Zamore or Hurlingham, Argentina has not been negotiated, executed or consummated or any of such Transferred Properties have not been sold, conveyed, transferred, distributed or delivered, as contemplated in Section 5.8(a)(i) or (ii) hereof prior to the Closing, Buyer shall, or shall cause the appropriate Companies and their Subsidiaries to (1) operate such Transferred Properties, on Parent’s behalf, in the ordinary course of business consistent with past practice and provide to Parent all of the benefits associated with the operation of such Transferred Property and Parent shall indemnify Buyer for all liabilities incurred by Buyer or any of its affiliates in operating such Transferred Property on Parent’s behalf and (2) as soon as permitted by Applicable Law and at the direction of Parent, on Parent’s behalf, take the actions set forth in Section 5.8(a)(i) or (ii) hereof; provided, however, that Parent shall expressly assume in writing all of the obligations and liabilities under the agreement pursuant to which such Transferred Properties are sold, conveyed, transferred, distributed or delivered; provided, further, however, that all costs, fees, expenses or other liabilities incurred in connection with such actions shall be paid by Parent and the net after-Tax proceeds of such sale, conveyance, transfer, distribution, delivery shall be distributed to Parent in immediately available funds by wire transfer to an account specified in writing by Parent no later than two (2) Business Days following consummation of such sale, conveyance, transfer, distribution, delivery;

     (ii) subject to Section 5.8(b)(i) hereof, (1) none of the Transferred Properties shall be sold, conveyed, transferred or delivered, directly or indirectly, to Buyer pursuant to the terms and conditions of this Agreement and (2) the proceeds from any Transferred Properties Sale shall be distributed to Parent (or to or through any Subsidiary of Parent) prior to the Closing and shall not be sold, conveyed, transferred or delivered to Buyer;

     (iii) for purposes of this Agreement, (1) none of the Transferred Properties (in the event such Transferred Properties are legal entities) shall be deemed to be Subsidiaries of any Company or any Seller, (2) subject to Section 5.8(b)(i) hereof, none of the Companies or their respective Subsidiaries shall be deemed to own or have any interest in any of the

Transferred Properties (or any proceeds from any Transferred Properties Sale) and (3) none of the Transferred Properties shall be deemed to be part of the Business; and

     (iv) the actions contemplated by this Section 5.8 shall not constitute a breach of any provision of this Agreement.

     Section 5.9 Delivery of Financial Reports. Within thirty (30) calendar days after the Closing Date, Buyer shall deliver to Parent, with respect to each Company and Subsidiary of a Company and joint venture of a Company or Subsidiary of a Company, the TCM monthly operating reports (the “MORs”), in the form historically provided to Parent, for the monthly period in which the Closing occurred; provided, however, that if the Closing Date is not a calendar month end and the MORs for the month end preceding the Closing Date have not been provided to Parent, Buyer will deliver to Parent, within thirty (30) calendar days of the Closing, the MORs for the last full calendar month prior to the Closing Date.

     Section 5.10 Waiver of Pre-emptive and Termination Rights. Parent shall use its reasonable efforts to obtain a duly executed letter:

     (a) from Shanghai Sugar, Cigarette and Wine (Group) Co., Ltd., in which it irrevocably waives any right to acquire the investment of Goodman Fielder Consumer Foods in Goodman Fielder (Shanghai) as a result of the transactions contemplated hereby and pursuant to Article 17 of the Restated Articles of Association of Goodman Fielder (Shanghai), as amended;

     (b) from Irish Sugar Plc, in which it agrees that a Transfer Notice (as such term is defined in the Proofex Shareholders’ Agreement) will not be deemed served upon it as a result of the consummation of the transactions contemplated hereby and pursuant to Clause 6(A)(3) of the Proofex Shareholders’ Agreement, and that it irrevocably waives its right to purchase Burns Philp Netherlands Holdings’ shares of Proofex under Article 10A of the Memorandum of Association of Proofex; and

     (c) from each of MS / Ghulam Hussain Foods (Pvt.) Ltd. (“Hussain Foods”) and Golden Harvest Foods (Pvt.) Limited (“Harvest Foods”), in which each respectively and irrevocably waives its right to terminate the Joint Venture Agreement, dated June 28, 2000, among Burns Philp Pakistan Pty Limited (“Burns Philp Pakistan”), Parent, Hussain Foods and Harvest Foods (the “Pakistan JV Agreement”) as a result of the consummation of the transactions contemplated hereby and pursuant to clause 21.2(b) of the Pakistan JV Agreement, and that each of Hussain Foods and Harvest Foods, respectively and irrevocably, waives its right to purchase Burns Philp Pakistan’s shares of Mauri Fermentation Pakistan (Private) Ltd. as a result of such termination pursuant to clause 21.4 and 22.3 of the Pakistan JV Agreement; provided, however, that Buyer acknowledges and agrees that Parent shall not be obligated to incur any cost or expense with respect to or in connection with the actions required by this Section 5.10.

     Section 5.11 Retained Entities/Assets.

     (a) Buyer acknowledges and agrees that this Agreement shall not constitute a sale, conveyance, transfer or delivery of the Retained Entities/Assets, unless and until such Retained Entities/Assets are sold, conveyed, transferred and delivered, directly or indirectly, in accordance with Section 2.2(c) hereof or sold or retained pursuant to Section 2.2(d)(i) hereof, at which time such Retained Entities/Assets shall cease to be Retained Entities/Assets. Buyer acknowledges and agrees that, prior to the Closing and pending the transfer to Buyer pursuant to this Agreement, Parent intends to sell, convey, transfer and deliver the Retained Entities/Assets to a Subsidiary of Parent and that such actions shall not constitute a breach of any provision of this Agreement; provided, however, that all costs, fees, expenses or other liabilities incurred in connection with such transfer of the Retained Entities/Assets shall be paid by Buyer.

     (b) Subject to Section 2.2(d)(i) hereof, (i) Sellers and Buyer shall, with respect to the Retained Entities/Assets, (y) use their reasonable efforts to obtain any approval or approvals by any Governmental Agency required to consummate the sale, conveyance, transfer and delivery of the Retained Entities/Assets to Buyer (or its assignee, as designated pursuant to Section 12.2 hereof) (which shall not include any obligation of Sellers or Buyer to pay any consideration therefor or agree to relinquish or modify any rights in exchange therefor) and (z) cooperate in accordance with Applicable Law with respect to the operation of the Retained Entities/Assets to provide to Buyer all of the benefits associated with the operation of such Retained Entity/Asset and Buyer shall indemnify Sellers for all liabilities incurred by Sellers in operating such Retained Entity/Asset on Buyer’s behalf and (ii) Sellers shall (x) operate the business of such Retained Entities/Assets in accordance with Section 5.1 hereof, (y) not permit such Retained Entities/Assets to make any distributions or dividends of cash or other assets of such Retained Entities/Assets and (z) cause such Retained Entities/Assets to provide such management reports and other financial and operational data of such Retained Entities/Assets as Buyer may reasonably request in order to monitor the business of such Retained Entities/Assets.

     (c) Subject to Section 2.2(d)(i) hereof, in the event that Applicable Law prohibits the provision of economic benefits derived from the Retained Entities/Assets or the payment or satisfaction of liabilities with respect to the Retained Entities/Assets prior to the receipt of required approvals from the appropriate Governmental Agencies, the Sellers shall (i) operate the business of such Retained Entities/Assets in accordance with Section 5.1 hereof and Parent and Sellers shall retain such economic benefits or satisfy such liabilities until such time as such approvals have been obtained, at which time either (y) all such economic benefits accrued from the Closing Date to the date of the receipt of such approvals shall be paid by Parent to Buyer or (z) all such liabilities paid or satisfied from the Closing Date to the date of the receipt of such approvals shall be paid by Buyer to Parent, (ii) not permit such Retained Entities/Assets to make any distributions or dividends of cash or other assets of such Retained Entities/Assets and (iii) cause such Retained Entities/Assets to provide such management reports and other financial and operational data of such Retained Entities/Assets as Buyer may reasonably request in order to monitor the business of such Retained Entities/Assets.

     Section 5.12 Deeds of Cross-Guarantee. Immediately following Closing (or, in respect of any of the Companies or their Subsidiaries that is a Retained Entity/Asset, immediately following the conveyance, transfer and delivery to Buyer of all right, title and interest in such Retained Entity/Asset to Buyer under Section 2.2(c) hereof):

     (a) Parent shall deliver to Buyer:

     (i) a certificate from the directors of Parent prepared in accordance with clause 4.2(c)(i) of the Burns Philp Deed of Cross Guarantee to be lodged with ASIC with respect to the sale of the Burns Philp Technology Stock, the Burns Philp Technology & Development Stock, the Burns Philp Camellia Stock, the Mauri Yeast Stock, the Serrol Ingredients Stock and the Burns Philp Food Overseas Stock, respectively;

     (ii) a certificate from the directors of Goodman Fielder Limited prepared in accordance with clause 4.2(c)(i) of the GF Deed of Cross Guarantee to be lodged with ASIC with respect to the sale of the Serrol Ingredients Stock;

     (iii) a deed of release in respect of the Burns Philp Technology, Burns Philp Technology & Development, Burns Philp Camellia, Mauri Yeast, Serrol Ingredients and Burns Philp Food Overseas and their Subsidiaries executed by Burns Philp Custodians Pty Ltd (or such other entity holding office as the Trustee under the Burns Philp Deed of Cross Guarantee) in accordance with clause 4.4 of the Burns Philp Deed of Cross Guarantee; and

     (iv) a deed of release in respect of Serrol Ingredients executed by Vortraint No. 709 Party Limited (or such other entity holding office as the Trustee under the GF Deed of Cross Guarantee) in accordance with clause 404 of the GF Deed of Cross Guarantee.

     (b) Buyer shall prepare and cause:

     (i) notices of disposal to be signed and filed with ASIC from each of Burns Philp Technology, Burns Philp Technology & Development, Burns Philp Camellia, Mauri Yeast, Serrol Ingredients and Burns Philp Food Overseas with respect to the sale of its stock and identifying each of their respective subsidiaries in accordance with clause 4.2(c)(iii) of the Burns Philp Deed of Cross Guarantee attaching a copy of the certificate relating to the sale of its stock referred to in this Section 5.12(b)(i) in accordance with clause 4.2(c)(ii) of the Burns Philp Deed of Cross Guarantee; and

     (ii) a notice of disposal to be signed and filed with ASIC from Serrol Ingredients Pty Limited with respect to the sale of its stock in accordance with clause 4.2(c)(iii) of the GF Deed of Cross Guarantee attaching a copy of the certificate relating to the sale of its stock referred to in this Section 5.12(a)(ii) in accordance with clause 4.2(c)(ii) of the Burns Philp Deed of Cross Guarantee; and

     (c) To the extent necessary, Sellers and Buyer shall cooperate, including preparing and executing all documents, holding all meetings and doing all such things as are reasonably necessary to ensure that the filings referred to above can be made and shall deliver all such documents to Buyer’s Australian Solicitors and each party shall authorize Buyer’s Australian Solicitors to make the filings with ASIC on behalf of both parties as soon as practicable following the transfer of the relevant Stock.

     Section 5.13 Resignations. At Closing, Sellers shall cause to be delivered to Buyer duly signed resignations (from the applicable board of directors), effective immediately after the Closing, of all non-employee directors of the Companies and their Subsidiaries and, at Buyer’s option, all employee directors of the Companies and their Subsidiaries and shall take such other action as is necessary to accomplish the foregoing.

     Section 5.14 Termination of Indebtedness.

     (a) As of the Closing, (i) Sellers shall and shall have caused each of their affiliates to assign all of their interest in the Indebtedness set forth in Section 5.14(a) of the Parent Disclosure Schedule to Buyer (or the affiliate of Buyer designated by Buyer) and (ii) Sellers shall have caused (A) all other Indebtedness of the Companies and their Subsidiaries (other than as set forth in Section 5.14(a) of the Parent Disclosure Schedule), and (B) each guarantee or security interest granted in respect of or other Encumbrance (other than Permitted Encumbrances) over the assets of the Companies and their Subsidiaries in respect of any such Indebtedness referred to in clause (A) and any other Indebtedness of a Third Party secured by the assets of a Company or a Subsidiary of a Company, to be release or terminated. As of the Closing, Parent shall and shall cause each of its affiliates (other than the Companies and their Subsidiaries) to repay all Indebtedness owed to the Companies, their Subsidiaries or any joint venture of a Company or a Subsidiary of a Company. All fees, costs and expenses incurred (other than in connection with reestablishing working capital facilities) by the Companies or any of their Subsidiaries in connection with the repayments and terminations required by this Section 5.14(a) shall be paid by Parent.

     (b) Notwithstanding the preceding clause (a), if immediately following the Closing there are any Retained Entities/Assets, then Parent and Sellers shall comply with the preceding clause (a) but each such Retained Entities/Assets shall not be deemed to be a Company, a Subsidiary of a Company or a joint venture of a Company or a Subsidiary of a Company for purposes thereof until the occurrence of the Delayed Closing in respect of such Retained Entity/Asset, at which time Parent and Sellers shall comply with the preceding clause (a) with respect to such Retained Asset/Entity and references therein to the Closing shall be deemed to be references to the relevant Delayed Closing.

     Section 5.15 Waivers. Prior to the Closing, Buyer shall cause (i) Dalesund to duly execute and deliver the Dalesund Waiver and (ii) ABF Investments to duly execute and deliver the ABF Waiver.

     Section 5.16 The Initial Sellers. The parties hereto acknowledge and agree (i) that no Initial Seller shall be required to comply with any covenant or other obligation of Sellers that survives the Closing pursuant to this Agreement after such time that such Initial Seller becomes an affiliate of Buyer (whether or not such Initial Seller remains an affiliate of Buyer) and (ii) that thereafter, such Initial Seller shall no longer be considered a Seller for any purpose under this Agreement, including Article IX hereof; provided, however, that nothing contained in this Section 5.16 shall limit any Buyer Indemnified Party’s right to indemnification under Article IX hereof for acts or omissions of, or otherwise in respect of, such Initial Seller prior to such time.

     Section 5.17 Future Transitional Services. If within one (1) year of the Closing Date, Buyer requests, in writing, that any Seller or any of its Subsidiaries provide any Company or any of its Subsidiaries with services (which shall not include any commercial arrangements for the sale or purchase of products or inventory) that had been provided by Parent or one of its affiliates to the Companies or their Subsidiaries prior to the Closing and which are in addition to those provided pursuant to the terms of the Ancillary Agreements, the applicable Seller, or Subsidiary of such Seller, and Buyer shall, in good faith negotiate the terms of, and as promptly as practicable enter into, agreements for the provision of such services, at cost, on terms reasonably acceptable to Sellers and Buyer.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF EACH PARTY

     The obligations of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing Date, of the following conditions, each of which may be waived by the parties in writing:

     Section 6.1 No Action or Proceeding. None of the parties hereto shall be subject to any Judgment which prohibits the consummation of the transactions contemplated by this Agreement and no Applicable Law enacted, promulgated, enforced or issued by any Governmental Agency preventing the consummation of the transactions contemplated hereby shall be in effect. In the event any such Judgment shall have been rendered, each party agrees to use its reasonable efforts, which shall not include engaging in litigation with any Governmental Agency, to have any such Judgment reversed, vacated or otherwise rendered inapplicable.

     Section 6.2 HSR Approval. The waiting period (as may be extended by the appropriate Governmental Agency) under the HSR Act shall have expired or have been terminated by the appropriate Governmental Agency.

     Section 6.3 Foreign Investment Review Board Approval. A notice in writing shall have been issued by, or on behalf of, the Treasurer of the Commonwealth of

Australia stating that the Commonwealth Government does not object to the parties entering into and completing the sale of the Burns Philp Food Overseas Stock or the Treasurer of the Commonwealth of Australia shall have become precluded from making an order in respect of such acquisition of the Burns Philp Food Overseas Stock under the Foreign Acquisitions and Takeovers Act 1975 (Cth).

     Section 6.4 Regulatory Approvals.

     (a) All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Agency required to be obtained or filed or have lapsed, as the case may be, in order to consummate the transactions contemplated hereby (it being understood and agreed that the Australia and New Zealand Approvals shall be deemed to be “approvals of a Governmental Agency required to be obtained in order to consummate the transactions contemplated hereby” for purposes of this Section 6.4), other than those matters contemplated in Sections 6.2 and 6.3 hereof, shall have been obtained or filed or have lapsed, as the case may be, with respect to those Companies and their Subsidiaries and any joint ventures in which Sellers or any of the Companies or their respective Subsidiaries have an interest (the “Entities Required to Close”) whose EBITDA, as set forth in Section 2.2(d)(i) of the Parent Disclosure Schedule, in the aggregate, equals at least eighty percent (80%) of the EBITDA for all Companies, Subsidiaries and joint ventures set forth on such Schedule, in the aggregate.

     (b) On or prior to September 30, 2004, there shall not be pending any Proceeding by a Governmental Agency and no party hereto shall be in receipt of written notification from a Governmental Agency, in each case challenging or seeking to restrain or prohibit the direct or indirect ownership of the equity interests of those Companies, Subsidiaries and joint ventures of the Companies and their Subsidiaries organized under the laws of China (other than Goodman Fielder (Shanghai) and Qingdao Xinghua Cereal, Oil & Foodstuff Co. Limited) and Brazil.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF BUYER

     The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing Date, of the following additional conditions, each of which may be waived by Buyer in writing:

     Section 7.1 Representations and Warranties. The representations and warranties of Parent contained in this Agreement (other than in Section 3.3) shall be true and correct, as of the date hereof and as of the Closing Date as though made on the Closing Date (without regard to materiality or Business Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not be reasonably expected, individually or in the aggregate, to have a Business Material Adverse Effect and the representations and warranties of Parent contained in Section 3.3 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date. Parent shall have delivered to Buyer a certificate to such effect, signed by a duly authorized officer thereof.

     Section 7.2 Performance of Sellers. The obligations of Sellers to be performed, at or before the Closing Date pursuant to the terms of this Agreement, shall have been duly performed in all material respects at or before the Closing Date, and, at the Closing Date, each Seller shall have delivered to Buyer a certificate to such effect, signed by a duly authorized officer thereof.

     Section 7.3 Absence of Proceedings. There shall not be pending any Proceeding by any Governmental Agency (i) seeking to prohibit or limit the ownership or operation by Buyer or any of its Subsidiaries of any material portion of the business or assets of any Entity Required to Close, or to compel Buyer, the Companies or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of any Entity Required to Close, in each case as a result of the consummation of the transactions contemplated hereby, (ii) seeking to impose limitations on ability of Buyer to acquire or hold, or exercise full rights of ownership of, any of the capital stock of any Entity Required to Close, including the right to vote such stock on all matters properly presented to the holders of such stock or (iii) seeking to prohibit Buyer or any of its Subsidiaries from controlling in any material respect the business or operations of any Entity Required to Close.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS OF SELLERS

     The obligations of Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing Date, of the following additional conditions, each of which may be waived by Parent in writing:

     Section 8.1 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct, as of the date hereof and as of the Closing Date as though made on the Closing Date (without regard to materiality or Buyer Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not be reasonably expected, individually or in the aggregate, to have a Buyer Material Adverse Effect. Buyer shall have delivered to Parent a certificate to such effect, signed by a duly authorized officer thereof

     Section 8.2 Performance by Buyer. Each of the obligations of Buyer to be performed by it, at or before the Closing Date, pursuant to the terms of this Agreement, shall have been duly performed in all material respects at or before the Closing Date, and, at the Closing Date, Buyer shall have delivered to Parent a certificate to such effect, signed by a duly authorized officer thereof.

     Section 8.3 Shareholder Approval. Parent shall have obtained the approval of its shareholders under Chapter 11 of the ASX Listing Rules to consummate the sale of the Stock as contemplated hereby or the ASX shall have determined that Parent is not required to obtain such shareholder approval.

ARTICLE IX

INDEMNIFICATION

     Section 9.1 Survival. All representations and warranties of Parent and Buyer contained herein or made pursuant hereto shall survive the Closing Date until October 31, 2005; provided, however, that the representations and warranties set forth in (i) Section 3.11(a)(ii) hereof (Compliance with Law; Governmental Approvals; Licenses) shall survive for two (2) years following the Closing Date, (ii) Section 3.15 hereof (Taxes) shall survive the longer of (a) one (1) year following the Closing Date and (b) until the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof) and (iii) Sections 3.1(a) and (b) (Organization of Sellers, the Companies and Subsidiaries), 3.2(a) (Authority; Execution and Delivery; Enforceability; No Conflicts), 3.3 (Capitalization), 4.1(a) (Organization of Buyer) and 4.2(a) (Authority; Execution and Delivery; Enforceability; No Conflicts) hereof shall survive indefinitely. The covenants and agreements of the parties contained in this Agreement shall survive and remain in full force for the applicable periods described therein. The provisions of this Section 9.1 shall survive for so long as any other Section of this Agreement shall survive.

     Section 9.2 Indemnification by Parent.

     (a) From and after the Closing Date, Parent (“Parent Indemnifying Party”) shall indemnify and hold harmless Buyer, its Subsidiaries and its affiliates (collectively, “Buyer Indemnified Parties”) from and against any and all losses, liabilities, damages, costs (including court costs) and expenses (including reasonable attorneys’ fees) (“Losses”) that such Buyer Indemnified Party incurs to the extent such Losses arise from or relate to:

     (i) any breach of any of the representations or warranties made by Parent in this Agreement or in any certificate delivered pursuant Sections 7.1 or 7.2 hereof;

     (ii) any breach or nonfulfillment of any covenants or other agreements made by any Seller hereby in this Agreement;

     (iii) any fees, expenses or other payments incurred or owed by any Seller or any of its affiliates to any brokers, financial advisors or comparable other Persons retained or employed by any of them in connection with the transactions contemplated hereby;

     (iv) (A) any violation of, or liability under, any Environmental Law arising out of or in connection with the Formerly Owned Properties and (B) any violation of, or liability under, Environmental Law arising out of or in connection with the real property that is the subject of the Meadow Lea Lease;

     (v) any Transferred Property, other than Tones Brothers Inc., if Buyer or one of its affiliates acquires Tones Brothers Inc.;

     (vi) (A) with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date, (x) any Income Taxes of any of the Companies and their Subsidiaries, (y) any Taxes other than Income Taxes of any of the Companies and their Subsidiaries and (z) any Taxes for which any of the Companies and their Subsidiaries are liable ( other than Taxes of any of the Companies and their Subsidiaries), including (i) any Taxes of any member of an affiliated, consolidated, combined or unitary group (other than the Companies and their Subsidiaries) of which any of the Companies and their Subsidiaries is or was a member on or prior to the Closing Date, by reason of the liability of any of the Companies and their Subsidiaries pursuant to Section 1.1502-6(a) of the Treasury regulations (or any analogous state, local or foreign law or regulation), and (ii) any Taxes for which any of the Companies and their Subsidiaries is liable as a result of any obligation of such Company or Subsidiary in existence prior to Closing to indemnify any other Person in respect of Taxes, (B) any Taxes incurred in connection with the sale, conveyance, transfer, distribution or delivery of the Transferred Properties pursuant to Section 5.8(a) hereof, or the distribution of the proceeds from any Transferred Property Sale, as contemplated by Section 5.8(b)(ii) hereof, and (C) any Taxes incurred in connection with any transactions contemplated by Section 5.14 hereof; in the case of each of clauses (A), (B) and (C), excluding any Buyer Indemnified Taxes and any Extraordinary Event Taxes; for purposes of the foregoing, Taxes attributable to a taxable period beginning before and ending after the Closing Date shall be allocated to the portion of the period beginning before and ending on the Closing Date on the basis of a closing of the books and records of the Companies and their Subsidiaries as of the close of business on the Closing Date; provided, however, that real, personal and intangible property Taxes shall be apportioned on the basis of elapsed days; and

     (vii) any failure of Parent or one of its affiliates to have made the last $3.8 million of required capital contributions to Burns Philp Ecuador SA, which as of the date of this Agreement had not been registered as required under Applicable Law, unless prior to the Closing, Parent shall have provided Buyer with reasonably satisfactory evidence that such capital contributions were made;

     provided, further, however, that Parent shall not be required to indemnify any Buyer Indemnified Party for any Loss to the extent (i) of any reserve for the subject matter of the claim reflected on the Pro Forma Balance Sheet or the New Zealand Balance Sheet (except that any reserves for deferred Income Taxes shall not be taken into account), (ii) that the senior executives of Buyer had knowledge as of the date of this Agreement of a breach of the representation contained in Article III hereof that gave rise to such Loss after reasonable inquiry of Buyer’s advisors advising Buyer in connection with the transactions contemplated hereby (provided that this clause (ii) shall not apply to any indemnification with respect to Taxes), or (iii) that the Loss was accounted for in the final and binding calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.4 hereof (including, for the avoidance of doubt, payment of Tax Liabilities under Section 2.4(g) hereof).

     (b) Notwithstanding Section 9.2(a) hereof, Parent shall not have any liability under this Agreement in respect of any claim for indemnification pursuant to Section 9.2(a)(i) hereof for (x) any individual items where the Loss relating thereto (excluding consequential, incidental, indirect or special damages) is less than $1.5 million (the “Individual Threshold”) (other than with respect to any claim for indemnification for a breach of the representations contained in Section 3.15 (Tax Matters) hereof or under Section 9.2(a)(vi)(A)(y) hereof, in which case the Individual Threshold shall be $300,000) and such items shall not be aggregated for purposes of the following clause (y), or (y) subject to clause (x) above, until the aggregate amount of all Losses otherwise subject to indemnification exceeds $27.0 million (the “Aggregate Threshold”) (other than with respect to any claim for indemnification for a breach of the representations contained in (i) Section 3.11(a)(ii) (Compliance with Law; Governmental Approvals; Licenses) hereof, in which case the Aggregate Threshold shall be $10.0 million; provided, however, that any indemnification payments made pursuant to this Section 9.2 and arising from a breach of Section 3.11(a)(ii) hereof shall not be aggregated with any other indemnity claims for purposes of the Aggregate Threshold as first defined in clause (x) above; or (ii) Section 3.15 (Tax Matters) hereof or under Section 9.2(a)(vi)(A)(y) hereof, in which case there shall be no Aggregate Threshold, at which time all of such Losses shall be recoverable from the first dollar thereof; provided, however, that in no event shall Parent’s aggregate liability for all indemnification claims pursuant to Section 9.2(a)(i) hereof exceed $350.0 million (the “Cap”); provided, further, however, that the Individual Threshold, the Aggregate Threshold and the Cap shall not apply to any claim for indemnification for a breach of the representations contained in Sections 3.1(a) and (b) (Organization of Seller, the Companies and Subsidiaries), 3.2(a) (Authority; Execution and Delivery; Enforceability; No Conflicts) and 3.3 (Capitalization) hereof. The obligation of Parent to indemnify the Buyer Indemnified Parties shall terminate upon the expiration of the relevant representation, warranty or covenant, except that any claim for indemnification in respect of which notice is given in accordance with the provisions of Section 9.4 hereof prior to such date shall survive with respect to such claim until final resolution thereof.

     Section 9.3 Indemnification by Buyer.

     (a) From and after Closing, Buyer (“Buyer Indemnifying Party”) shall indemnify and hold harmless Sellers, their Subsidiaries and affiliates (collectively, “Seller Indemnified Parties”) that such Seller Indemnified Party incurs to the extent such Losses arise from or relate to:

     (i) any breach of any of the representations or warranties made by Buyer in this Agreement or in any certificate delivered pursuant to Sections 8.1 or 8.2 hereof;

     (ii) any breach or nonfulfillment of any covenants or other agreements made by Buyer in this Agreement;

     (iii) any fees, expenses or other payments incurred or owed by Buyer or any of its affiliates to any brokers, financial advisors or comparable other Persons retained or employed by any of them in connection with the transactions contemplated hereby;

     (iv) any Buyer Indemnified Taxes; and

     (v) any Extraordinary Event Taxes;

     provided, however, that Buyer shall not be required to indemnify any Seller Indemnified Party for any Loss to the extent (i) that the senior executives of Parent had knowledge as of the date of this Agreement of a breach of the representation contained in Article IV hereof that gave rise to such Loss after reasonable inquiry of Parent’s advisors advising Parent in connection with the transactions contemplated hereby or (ii) that the Loss was accounted for in the final and binding calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.4 hereof.

     (b) Notwithstanding Section 9.3(a) hereof, Buyer shall not have any liability under this Agreement in respect of any claim for indemnification pursuant to Section 9.3(a)(i) hereof (x) for any individual items where the Loss relating thereto (excluding consequential, incidental, indirect or special damages) is less than the Individual Threshold and such items shall not be aggregated for purposes of the following clause (y), or (y) subject to clause (x) above, until the aggregate amount of all Losses otherwise subject to indemnification exceeds the Aggregate Threshold, at which time all of such Losses shall be recoverable from the first dollar thereof; provided, however, that in no event shall Buyer’s aggregate liability for all claims pursuant to Section 9.3(a)(i) hereof exceed the Cap; provided, further, that in no event shall the Individual Threshold, Aggregate Threshold or Cap apply to any claim for indemnification arising out of a breach of Sections 4.1(a) or 4.2(a) hereof. The obligation of Buyer to indemnify the Seller Indemnified Parties shall terminate upon the expiration of the relevant representation, warranty or covenant, except that any claim for indemnification in respect of which notice is given in accordance with the provisions of Section 9.4 hereof prior to such date shall survive with respect to such claim until final resolution thereof.

     Section 9.4 Notice and Control of Litigation.

     (a) In order for any Buyer Indemnified Parties or Seller Indemnified Parties (each, as the case may be, the “Indemnified Party”) to be entitled to any indemnification provided for under this Article IX hereof, arising from, relating to or otherwise in respect of a claim made by any third party against the Indemnified Party, such Indemnified Party shall promptly following receipt by such Indemnified Party of written notice of such claim notify the appropriate Parent Indemnifying Parties or Buyer Indemnifying Parties (each, as the case may be, an “Indemnifying Party”) in writing of the same stating in reasonable detail the nature, basis and amount thereof, to the extent known, along with copies of the relevant documentation evidencing such claim; provided, however, that the failure to provide such notice as so indicated shall not affect the Indemnifying Party’s obligation to indemnify and the Indemnifying Party shall have no remedy by reason of such failure, in each case, other than to the extent of any actual and material prejudice to the Indemnifying Party resulting from such delay (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). The Indemnifying Party shall have the right to assume the defense of any such claim, select the counsel and control the defense, settlement and prosecution of any litigation; provided, however, that such counsel is not reasonably objected to by the Indemnified Party. If the Indemnifying Party, within forty-five (45) Business Days after receiving notice of such claim, fails to assume the defense of such claim, the Indemnified Party will (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the claim as provided above). Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any such claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnified Party in defending such claim) if the claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of such claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages. Notwithstanding anything to the contrary in this Agreement, no claim for which an Indemnified Party may seek indemnity under this Article IX shall be compromised or settled without the consent of the Indemnifying Party unless such Indemnifying Party has not acknowledged its obligation to indemnify the Indemnified Party pursuant to this Article IX within fifteen (15) Business Days following the receipt of notice of such claim.

     (b) In the event that any Indemnified Party should have a claim against any Indemnifying Party under this Article IX that does not involve a claim made by any third party being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the same stating in reasonable detail the nature, basis and amount thereof, to the extent known, along with copies of the relevant documentation evidencing such claim; provided, however, that the failure to provide such notice as so indicated shall not affect the Indemnifying Party’s obligation to indemnify and the Indemnifying Party shall have no remedy by reason of such failure, in each case, other than to the extent of any actual and material prejudice to the Indemnifying Party resulting from such delay (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). If the Indemnifying Party does not notify the Indemnified Party within thirty (30) calendar days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article IX, as the case may be, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

     (c) With respect to any claim for indemnification by a Buyer Indemnified Party pursuant to Section 9.2(a)(iv)(A) hereof (each, a “Formerly Owned Properties Claim”), the following additional procedures will apply:

     (i) Parent shall have the right to attend any meeting between such Buyer Indemnified Party and the Person pursuing the underlying Proceeding or claim upon which the Formerly Owned Properties Claim arises or any Governmental Agency regarding such Proceeding or claim;

     (ii) Parent shall have the right to review all plans, reports or memoranda submitted to, and correspondence with, the Person pursuing the underlying Proceeding or claim upon which the Formerly Owned Properties Claim or any Governmental Agency regarding such Proceeding or claim, and any litigation documents regarding such Proceeding, claim or related matter; and

     (iii) Parent and such Buyer Indemnified Party shall confer as to all significant decisions with respect to the investigation, litigation, settlement or other resolution of such claim or related matter and such Buyer Indemnified Party shall consider and take into account the reasonable suggestions and proposals of Parent.

     Section 9.5 Losses Net of Insurance; Limitations. The amount of any Loss for which indemnification is provided under this Article IX shall be net of any amounts recovered or recoverable by the Indemnified Party under insurance policies with respect to such Loss and shall be (a) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt or accrual of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence of the Loss that gave rise to such indemnity claim. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. The Indemnified Party shall provide to the Indemnifying Party a statement setting forth the amount of such Tax cost or Tax benefit, with reasonable detail as to the calculation of such amount, and any information reasonably requested by the Indemnifying Party to verify that the calculation of the amount of such Tax cost or Tax benefit is consistent with the Indemnified Party’s relevant Tax Returns. The Indemnified Party shall hold, and will cause its affiliates and Representatives to hold, in confidence, all information so provided. For the avoidance of doubt, in no event shall the Indemnified Party be required to undertake, modify or abandon any Tax planning measures.

     Section 9.6 Adjustment to Purchase Price. Except as otherwise required by Applicable Law, any payment by Buyer or Parent under Section 2.4 hereof, this Article IX or Article X hereof shall be treated as an adjustment to the Closing Date Purchase Price for all purposes, including Tax.

     Section 9.7 Other Matters. Subject to Sections 5.2 and 5.7 hereof, the parties acknowledge and agree that, should the Closing occur, their sole and exclusive remedy with respect to any and all claims relating to this Agreement, Sellers, Buyer or the Companies or their Subsidiaries or the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud, fraudulent misrepresentation, bad faith or willful misconduct) shall be pursuant to the indemnification provisions set forth in this Article IX; provided, however, that nothing set forth in this Section 9.7 shall be deemed to prohibit or otherwise limit the right of any party hereto at any time before, on or after the Closing Date, to seek injunctive relief for the failure of any other party hereto to perform any covenant or agreement set forth herein. In furtherance of the foregoing, the parties hereby waive, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud, fraudulent misrepresentation, bad faith or willful misconduct) any Indemnified Party may have against an Indemnifying Party arising under or based upon this Agreement (other than as pursuant to the indemnification provisions set forth in this Article IX).

ARTICLE X

TAX MATTERS

     Section 10.1 Section 338 Matters.

     (a) Buyer and Burns Philp Inc. shall join in timely making an election under Section 338(h)(10) of the Code (and any comparable election under foreign, state or local Tax law) with respect to Burns Philp Food (the “338 Election”) and shall cooperate in the completion and timely filing of any Tax forms or other documents required for such elections in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury regulations (or any comparable provisions of foreign, state or local Tax law) or any successor provision.

     (b) Buyer and Parent agree that the allocable portion of the Closing Date Purchase Price (as reflected on Exhibit G), taking into account any adjustments under Section 9.6 hereof, and the liabilities of Burns Philp Food (plus other relevant items) will be allocated to the assets of Burns Philp Food, and the agreement not to compete provided under Section 5.7 hereof as and to the extent required by Applicable Law, for all Tax purposes in a manner consistent with Section 338 of the Code and the Treasury regulations thereunder. Within sixty (60) calendar days after the Closing Date, Buyer shall provide Parent with a proposed schedule (the “Allocation Schedule”)

allocating all such amounts and specifying a methodology for the allocation of any adjustments to the allocable portion of the Purchase Price under Section 9.6 hereof. The Allocation Schedule shall become final and binding on the parties hereto thirty (30) calendar days after Buyer provides such schedule to Parent, unless Parent objects in writing to Buyer, specifying the basis for its objection and preparing an alternative allocation and/or methodology; provided, however, that Parent may only object on the basis that Buyer’s proposed Allocation Schedule is, in any respect, not reasonable. If Parent does object on such basis, Parent and Buyer shall in good faith attempt to resolve the dispute within thirty (30) calendar days of written notice to Buyer of Parent’s objection. Any such resolution shall be final and binding on the parties hereto. Any unresolved disputes shall be promptly submitted to the Reviewing Accountants for determination, which shall be limited solely to determining whether Buyer’s Allocation Schedule is not reasonable, and, if so determined, to make an alternative determination; determinations shall be made within thirty (30) calendar days of such submission. Notwithstanding anything set forth in this Section 10.1(b), the scope of any dispute to be resolved by the Reviewing Accountants pursuant to this Section 10.1(b) shall be limited to the objections raised by Parent and, except for the foregoing matters, the Reviewing Accountants shall not and are not to make any further determination. The determination of the Reviewing Accountants shall be final and binding on the parties hereto. Buyer and Parent shall cooperate with each other and the Reviewing Accountants in connection with the matters contemplated by this Section 10.1(b), including by furnishing such information and access to books, records, personnel and properties as may be reasonably requested.

     (c) Each of the parties hereto agrees to (i) prepare and timely file all applicable Tax Returns, including Form 8023 and Form 8883 (and all supplements thereto) in a manner consistent with the Allocation Schedule as finalized and (ii) act in accordance with the Allocation Schedule for all Tax purposes, unless otherwise required by Applicable Law.

     Section 10.2 Filing of Company and Subsidiary Tax Returns.

     (a) Sellers shall (i) include the Companies and their Subsidiaries in consolidated, combined or unitary Tax Returns that include the Sellers for the taxable periods (or portion thereof) ending on or before the Closing Date in a manner consistent with past practice, (ii) prepare, or cause to be prepared, and file, or cause to be filed, in a manner consistent with past practice, all other Tax Returns of any of the Companies and their Subsidiaries that are required to be filed on or before the Closing Date and (iii) subject to Buyer’s indemnification obligation in respect of Buyer Indemnified Taxes, remit or cause to be remitted any Taxes shown as due on such Tax Returns. Buyer shall cause the Companies to furnish information to Sellers as reasonably requested by Sellers to allow Sellers to satisfy their obligations hereunder.

     (b) Buyer shall (i) prepare and file all other Tax Returns of the Companies and their Subsidiaries required to be filed after the Closing Date for a taxable period of the Companies and their Subsidiaries ending on or before or including the Closing Date and (ii) subject to Parent’s indemnification obligation under Section 9.2(a)(vi) hereof or with respect to Section 3.15 hereof, remit or cause to be remitted all

Taxes shown as due on such Tax Returns. With respect to each such Tax Return required to be prepared and filed by Buyer, Buyer shall deliver to Parent, prior to filing and at least forty-five (45) calendar days prior to the due date for filing such Tax Return (including extensions) a copy of such draft Tax Return together with relevant work papers. Buyer shall cause the Companies and their Subsidiaries to complete such Tax Returns in accordance with past practice. Buyer shall promptly provide to Parent any additional information reasonably requested by Parent to evaluate any such Tax Returns.

     (c) If Parent, within fifteen (15) calendar days after delivery of any such Tax Return, notifies Buyer in writing that it objects to any items therein, the parties shall proceed in good faith to resolve the disputed items and, if they are unable to do so within ten (10) calendar days, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by the Reviewing Accountants. Upon resolution of all disputed items, the relevant Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment.

     (d) Within ten (10) calendar days of Buyer providing written notice to Parent, along with supporting information verifying the amount requested therein, Parent shall pay over to Buyer all reasonable, out-of-pocket costs incurred by Buyer in connection with Buyer’s preparation and filing of any Tax Returns for a taxable period of the Companies and their Subsidiaries ending on or before the Closing Date under Section 10.2(b) hereof.

     Section 10.3 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving any of the Companies and their Subsidiaries, if any, (other than the Tax sharing agreement to which any of the Australian Companies is a party) shall be terminated as of the Closing Date and, after the Closing Date, none of the Companies and their Subsidiaries shall be bound thereby or have any rights or liability thereunder.

     Section 10.4 Assistance and Cooperation. Subject to Section 5.3(c) hereof, Sellers, Parent, Buyer, the Companies, their Subsidiaries and their respective affiliates shall reasonably cooperate, and shall cause their respective affiliates and Representatives reasonably to cooperate, in all matters relating to Taxes for all taxable periods, including (i) in preparing and filing all Tax Returns, (ii) in evaluating a Tax Return described in Section 10.2(b) hereof, (iii) in determining the amount of any Buyer Indemnified Taxes as provided under Section 10.10 hereof, (iv) in resolving all disputes, audits, litigation or other Tax proceedings and (v) in assisting the Reviewing Accountants in connection with the matters contemplated in this Article X, including by maintaining and making available to each other all information, documents, Tax Returns and other books and records relating to Taxes of the Companies and their Subsidiaries.

     Section 10.5 Carrybacks. Buyer, the Companies and their Subsidiaries shall make any election available to them to waive the right to claim, and shall refrain from making any affirmative election to claim or otherwise claiming, any carryback of any credit, net operating loss, capital loss, or other Tax attribute to any taxable period (or portion thereof) of any of the Companies or any of their Subsidiaries ending on or before the Closing Date.

     Section 10.6 Amended Returns. None of Buyer, the Companies or any of their Subsidiaries shall file (or permit to be filed) any amended Tax Return with respect to any of the Companies or their Subsidiaries for any taxable period ending on or prior to the Closing Date without obtaining the prior written consent of Parent. Amended Tax Returns for any period beginning on or before and ending after the Closing Date may be filed in accordance with Sections 10.2(a) and (b) hereof.

     Section 10.7 Transfer Taxes. Buyer shall be liable for all excise, sales, use, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar Taxes which may be imposed in connection with the Stock Purchase. Sellers and Buyer shall cooperate in the timely making of all filings, Tax Returns, reports and forms as may be required in connection therewith.

     Section 10.8 No Representation as to Losses or Other Tax Attributes. Notwithstanding anything in this Agreement (including Section 3.15 hereof) to the contrary, neither Parent nor any Seller makes any representation or warranty as to the amount or availability of any net operating loss or other Tax attribute of the Companies or any of their Subsidiaries (or any consolidated, combined, affiliated or unitary group of which the Companies or any of their Subsidiaries are or have been a member), and Parent and Sellers and their affiliates shall have no liability to Buyer or its affiliates with respect thereto.

     Section 10.9 FIRPTA Certificate. On the Closing Date, each of Burns Philp Inc. and Burns Philp Food shall deliver to Buyer a certificate of non-foreign status in the form attached hereto as Exhibit K. On the Closing Date, each of the Sellers other than Burns Philp Inc. shall deliver to Buyer a certificate in the form attached hereto as Exhibit L.

     Section 10.10 Buyer Indemnified Taxes. Within ninety (90) calendar days following the Closing Date, Parent will provide to Buyer a schedule of the Buyer Indemnified Taxes, along with supporting information verifying the amount calculated therein. Such schedule shall become final and binding on the parties hereto forty-five (45) days after Parent provides such schedule to Buyer, unless Buyer objects in writing to Parent, specifying the basis for its objection and preparing an alternative calculation. If Buyer does object in writing, Parent and Buyer shall attempt in good faith to resolve the dispute within thirty (30) days of written notice to Parent of Buyer’s objection. Any such resolution shall be final and binding on the parties hereto. Any unresolved disputes shall be promptly submitted to the Reviewing Accountants for determination, which shall be made within thirty (30) days of such submission. The determination of the Reviewing Accountants shall be final and binding on the parties hereto. Within five (5) Business Days of such schedule becoming final and binding hereunder, Buyer shall pay to Parent the amount of Buyer Indemnified Taxes as so determined. To the extent that any adjustments to the Closing Date Purchase Price under Section 9.6 hereof are allocated to Burns Philp Food as reflected on the Company Allocation, as revised pursuant to Section

2.2(f) hereof, this Section 10.10 shall apply with respect to any increase or reduction in Buyer Indemnified Taxes, as appropriate.

     Section 10.11 Reviewing Accountants. Parent and Buyer shall each be liable for one half of the fees and expenses of the Reviewing Accountants incurred with respect to Sections 10.1(b), 10.2(c) and 10.10 hereof.

ARTICLE XI

TERMINATION

     Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing Date as follows, and in no other manner:

     (a) by mutual written consent of Buyer and Parent;

     (b) by either Buyer or Parent if the Closing has not occurred within one hundred and eighty (180) days of the date of this Agreement;

     (c) by Buyer if any of the conditions set forth in Articles VI and VII shall have become incapable of fulfillment and shall not have been waived by Buyer; or

     (d) by Parent if any of the conditions set forth in Articles VI and VIII shall have become incapable of fulfillment and shall not have been waived by Parent;

provided, however, that no party may terminate this Agreement pursuant to this Section 11.1 if the Closing has not occurred by such date by reason of the failure of such party and, in the case of Parent, if Sellers have failed, to perform in all material respects any of its obligations under this Agreement.

     Section 11.2 Effect of Termination.

     (a) In the event of termination of this Agreement pursuant to this Article XI, all obligations of the parties hereto shall terminate, other than the obligations of the parties pursuant to Sections 3.18 (Brokers and Finders), 5.2(b) (Confidentiality), Article XI (Termination), 12.1 (Notices), 12.3 (Governing Law; Consent to Jurisdiction), 12.5 (Publicity), 12.6 (Complete Agreement), 12.8 (Expenses) and 12.9 (Interpretation) hereof. Moreover, in the event of termination of this Agreement pursuant to Section 11.1(b) hereof, nothing herein shall prejudice the ability of the terminating party from seeking damages from any other party for any breach of this Agreement, including attorneys’ fees and the right to pursue any remedy at law or in equity.

     (b) If this Agreement is terminated pursuant to Section 11.1 hereof as a result of the failure of the condition set forth in Section 8.3 hereof to be satisfied, Parent shall reimburse Buyer, within two (2) Business Days of Parent’s receipt of notice therefor, for the costs, fees, expenses and other liabilities incurred by Buyer in connection with the transactions contemplated hereby; provided, however, in no event shall Parent be required to reimburse Buyer for aggregate expenses in excess of £10.0 million U.K. Sterling.

ARTICLE XII

MISCELLANEOUS

     Section 12.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be given,

If to any Seller:

Burns, Philp & Company Limited
Level 23, 56 Pitt Street
Sydney, NSW 2000
Australia
Attention: Helen Golding, Corporate Secretary
Facsimile: 61 2 9247 3272

with a copy to:

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton A. Pierce, Esq.
Jack S. Bodner, Esq.
Facsimile: (212) 259-6333

If to Buyer:

Associated British Foods plc
Weston Centre
Bowater House
68 Knightsbridge
London SW1X 7LQ
Attention: General Counsel
Facsimile: +44 (0)20 7584 8560

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention: Faiza J. Saeed
Facsimile: (212) 474-3700

or to such other address or telecopy number and with such other copies as such party may hereafter specify for the purpose of notice to the other party. Each such notice, request, demand or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 12.1 and evidence of receipt is received or (b) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 12.1.

     Section 12.2 Assignability; Parties in Interest. This Agreement shall not be assignable by any party hereto without the prior written consent of the other party hereto. Notwithstanding the foregoing, Buyer may assign its right to purchase the Stock to one or more affiliates of Buyer without the prior written consent of any other party; provided, however, that any such assignee in writing expressly assumes Buyer’s obligations contained in this Agreement as though such assignee were an original party hereto; provided, further, however, that no such assignment shall limit or affect Buyer’s obligations hereunder. Subject to the preceding two sentences, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement is for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns and, other than with respect to Article IX hereof, nothing in this Agreement is intended to confer, expressly or by implication, upon any other Person any legal or equitable rights, remedies or claims under or by reason of this Agreement.

     Section 12.3 Governing Law; Consent to Jurisdiction.

     (a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of laws.

     (b) Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above or to its agent for service of process as set forth below shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 12.3(b). Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. By the execution and delivery of this Agreement, each Seller and Buyer appoints CT

Corporation System as its agent upon which process may be served in any such action, suit or proceeding. Service of process upon such agent, together with notice of such service given to Parent in the manner specified in Section 12.1 hereof, shall be deemed in every respect effective service of process upon Parent in any legal action or proceeding.

     Section 12.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart signed by the other parties.

     Section 12.5 Publicity. Parent and Buyer agree that press releases and other announcements with respect to the transactions contemplated hereby shall be subject to mutual agreement; provided, however, that any party may make such announcements as, in the opinion of its counsel, such party is required to make pursuant to Applicable Law or the requirements of a stock exchange or other applicable self-regulatory organization or contractual agreements contained in the terms of outstanding debt securities or the indentures pursuant to which they were issued, but in such event such party shall give the other party reasonable prior notice and an opportunity to comment on the proposed announcement; provided, further, however, that Sellers, the Companies and their Subsidiaries and Buyer may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.

     Section 12.6 Complete Agreement. This Agreement and the exhibits and schedules hereto and the Confidentiality Agreement contain the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersede all previous negotiations, commitments and writings.

     Section 12.7 Amendments and Waivers. The parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any or documents delivered pursuant hereto, (c) waive compliance with any of the covenants or agreements contained in this Agreement or (d) amend this Agreement, if and only if, such action is set forth in a written agreement signed by each party hereto affected by the extension or amendment or, in the case of a waiver, such waiver is signed by each party against whom the waiver is to be effective.

     Section 12.8 Expenses. Other than as specifically provided in this Agreement, Buyer shall bear the expenses incurred by it in connection with the transactions contemplated hereby and shall be responsible for all filing fees incurred in connection with any filing made under applicable competition, antitrust or foreign investment laws or regulations (including approvals under the HSR Act and Council Regulation (EEC) No. 4069/89 and by the FIRB) and Sellers shall bear the expenses incurred by them, Parent and the Companies and their Subsidiaries in connection with the transactions contemplated hereby, including any fees incurred in connection with obtaining the approval of Parent’s shareholders under Chapter 11 of the ASX Listing Rules to consummate the sale of the Stock as contemplated hereby.

     Section 12.9 Interpretation.

     (a) When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

     (b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (c) The term “or” is not exclusive.

     (d) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

     (e) The term “including” means, “including, without limitation.”

     (f) This Agreement is the result of the joint efforts of Buyer and Sellers, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party’s involvement in the drafting thereof.

     Section 12.10 Severability. Any portion or provision of the Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining portions or provisions hereof in such jurisdiction or, to the extent permitted by law, rendering that or any other portion or provision of the Agreement invalid, illegal or unenforceable in any other jurisdiction.

     Section 12.11 Waiver of Jury Trial. Each party hereto hereby waives to the fullest extent permitted by Applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection, with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.11.

     Section 12.12 Further Assurances. Each party hereto agrees to execute any and all documents and to perform such other acts, as and when requested by any party, as such party may reasonably deem necessary or expedient to consummate the transactions contemplated hereby or further the purposes of this Agreement and the transactions contemplated hereby, including, in the case of Sellers, executing and delivering to Buyer such assignments, deeds, bills of sale, consents and other instruments as Buyer or its counsel may reasonably request as necessary for such purpose, and transferring any nominee shares of any Company or Subsidiary of a Company held by

Burns Philp International Investments as of the date hereof to Buyer as soon as reasonably practicable after Closing. In furtherance of the foregoing, (i) Sellers shall appoint Buyer to be their attorney from the Closing until the Stock of the Companies registered in Australia is registered in the name of Buyer, and under this power of attorney, Buyer may do in the name of each Seller and on its behalf everything necessary or desirable, in Buyer’s sole discretion, to (A) transfer such Stock, (B) exercise any rights, including rights to appoint a proxy or representative and voting rights, attending to such Stock, (C) receive any dividend or other entitlement paid or credited to such Seller in respect of such Stock, and (D) do any other act or thing in respect of such Stock or the applicable Company and (ii) Sellers (x) declare that all acts and things done by Buyer in exercising powers under this power of attorney will be as good and valid as if they had been done by Sellers and (y) agree to ratify and confirm whatever Buyer does in exercising power under this power of attorney.

     Section 12.13 Disclosure Schedule. Any disclosure made with reference to one or more sections of the Buyer Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, will be deemed disclosed with respect to each other part of such schedule therein as to which such disclosure is relevant provided that such relevance is reasonably apparent; provided, however, that no matter shall be considered disclosed with respect to Section 3.5 or 3.6 of the Parent Disclosure Schedule or the representations and warranties in Section 3.5 or 3.6 unless specifically disclosed in Section 3.5 or 3.6 (as applicable) of the Parent Disclosure Schedule. Disclosure of any matter in the Buyer Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, shall not be deemed an admission that such matter is material. If Parent believes in good faith that compliance with any of clauses (d) through (v) and (x) of Section 5.1 hereof would result in a breach of a representation or warranty of Parent set forth in the Agreement, Parent will send Buyer a written notice that states that Seller is seeking Buyer’s consent to an action pursuant to the applicable subsection of Section 5.1 hereof and Parent believes in good faith that failure to take the specified action will result in a breach of a specified representation and warranty of Parent under the Agreement. If following receipt of such notice, Buyer does not consent to the taking of the specified action within two (2) Business Days, and as a direct result of Parent’s failure to take the action, the specified representation and warranty is breached, then Parent will have the right, prior to Closing, to update the disclosure schedules to reflect such breach and, so long as the representation and warranty was not breached as of the date of the Agreement or prior to the date of Parent’s notice to Buyer, any Loss incurred to the extent arising from or relating to such breach will not be subject to indemnification pursuant to Section 9.2 hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

BURNS, PHILP & COMPANY LIMITED

By:
Name:
Title:

BURNS PHILP OVERSEAS HOLDINGS LIMITED

By:
Name:
Title:

BURNS PHILP FOOD HOLDINGS PTY LIMITED

By:
Name:
Title:

GF FINANCE PTY LIMITED

By:
Name:
Title:

GOODMAN FIELDER CONSUMER FOODS PTY LIMITED

By:
Name:
Title:

BURNS PHILP FOOD OVERSEAS HOLDINGS LIMITED

By:
Name:
Title:

BURNS PHILP INTERNATIONAL INVESTMENTS PTY LIMITED

By:
Name:
Title:

QUALITY BAKERS AUSTRALIA PTY LIMITED

By:
Name:
Title:

MAURI FERMENTATION ARGENTINA PTY LIMITED

By:
Name:
Title:

BURNS PHILP INC.

By:
Name:
Title:

BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.

By:
Name:
Title:

BURNS PHILP (NEW ZEALAND) LIMITED

By:
Name:
Title:

ASSOCIATED BRITISH FOODS PLC

By:
Name:
Title:

EXHIBIT A:	Form of Meadow Lea Lease
EXHIBIT B:	Form of TCM Agreement
EXHIBIT C:	Form of Escrow Agreement
EXHIBIT D:	Form of Serrol Agreement
EXHIBIT E:	Form of Dalesund Waiver
EXHIBIT F:	Form of ABF Waiver
EXHIBIT G:	Purchase Price Allocation Schedule
EXHIBIT H:	Form of Statement of Closing Cash/Debt
EXHIBIT I:	Form of Statement of Working Capital
EXHIBIT J:	Form of Statement of Tax Liabilities
EXHIBIT K:	Form of FIRPTA Certificate
EXHIBIT L:	Form of Seller Certificate